 Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

S&P GLOBAL INC.,

SAPPHIRE SUBSIDIARY, LTD.,

and

IHS MARKIT LTD.

dated as of November 29, 2020

TABLE OF CONTENTS

		Page

Article I
THE MERGER

Section 1.1	The Merger	2
Section 1.2	Closing	2
Section 1.3	Effective Time	2
Section 1.4	Effects of the Transaction	2

Article II
CERTAIN GOVERNANCE MATTERS

Section 2.1	Board of Directors of Parent	3
Section 2.2	Organizational Documents	3

Article III
EFFECT OF THE MERGER ON THE SHARE CAPITAL OF THE COMPANY; EXCHANGE OF CERTIFICATES

Section 3.1	Effect on Share Capital of the Company	4
Section 3.2	Exchange of Shares and Certificates	10

Article IV
REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of the Company	14
Section 4.2	Representations and Warranties of Parent and Merger Sub	37

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1	Conduct of Business	53
Section 5.2	No Solicitation by the Company	62
Section 5.3	No Solicitation by Parent	66

Article VI
ADDITIONAL AGREEMENTS

Section 6.1	Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders’ Meetings	69

i

Section 9.9	Specific Enforcement	97
Section 9.10	Jurisdiction	98
Section 9.11	Headings, etc.	98
Section 9.12	Severability	98

Exhibit A – Form of Statutory Merger Agreement

Exhibit B – Form of Bye-laws of the Surviving Company

INDEX OF DEFINED TERMS

Term	Section
Action	4.1(i)
affiliate	9.3(a)
Agreement	Preamble
Anti-Corruption Laws	4.1(r)(i)
Anti-Money Laundering Laws	4.1(r)(iv)
Antitrust Laws	4.1(b)(iii)
Applicable Employment Agreement	3.1(d)(ix)(A)
Applicable Laws	4.1(h)(i)
Appraisal Withdrawal	3.1(e)(ii)
Appraised Fair Value	3.1(e)(i)
Bermuda Companies Act	Recitals
Book-Entry Share	3.2(b)
Cause	3.1(d)(ix)(A)
Certificate	3.2(b)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
COBRA	4.1(j)(ii)
Code	3.2(i)
Company	Preamble
Company Alternative Transaction	5.2(a)
Company Benefit Plan	9.3(b)
Company Board Designees	2.1(a)
Company Bye-Laws	4.1(a)
Company Certificate of Incorporation	4.1(a)
Company Common Share	Recitals
Company Disclosure Letter	4.1
Company DSU Award	9.3(c)
Company Equity Awards	3.1(d)(vi)
Company Equity Plans	9.3(d)
Company Filed SEC Documents	4.1
Company Financial Advisor	4.1(t)
Company Financial Statements	4.1(e)(ii)
Company Intervening Event	5.2(e)
Company Material Contracts	4.1(p)
Company Measurement Date	4.1(c)(i)
Company Memorandum of Association	4.1(a)
Company Notes	5.1(d)(ii)
Company Option	9.3(e)
Company Permits	4.1(h)(i)
Company Qualifying Transaction	8.2(b)
Company Recommendation Change	5.2(b)
Company RSU Award	9.3(g)
Company SEC Documents	4.1(e)(i)

Company Shareholder Approval	4.1(m)
Company Shareholders Meeting	6.1(b)
Company Software	4.1(o)(iv)
Company Superior Proposal	5.2(c)
Company Termination Fee	8.2(b)
Company Third Party	5.2(a)
Company Title IV Plan	4.1(j)(v)
Company Triggering Event	9.3(h)
Company Undesignated Shares	4.1(c)(i)
Company’s Counsel	6.16(b)
Confidentiality Agreement	5.2(a)
Continuing Employees	9.3(i)
control	9.3(a)
Controlled Group Liability	9.3(j)
Debt Offer	5.1(d)(ii)
Debt Offer Documents	5.1(d)(ii)
Effect	9.3(t)
Effective Time	1.3
Enforceability Exceptions	4.1(b)(i)
Environmental Claim	4.1(q)(ii)(A)
Environmental Laws	4.1(q)(ii)(B)
Environmental Permits	4.1(q)(i)(B)
ERISA	9.3(p)
ERISA Affiliate	9.3(q)
ESG	4.1(p)
Excess Shares	3.2(e)(ii)
Exchange Act	4.1(b)(iii)
Exchange Agent	3.2(a)
Exchange Fund	3.2(a)
Exchange Ratio	3.1(a)(i)
Export Control Laws	4.1(r)(iv)
Financing Disclosure	6.6
Financing Transaction	5.1(d)(iii)
Foreign Corrupt Practices Act	4.1(r)(i)
Form S-4	4.1(b)(iii)
GAAP	4.1(e)(ii)
Good Reason	3.1(d)(ix)(B)
Government Official	4.1(r)(vii)
Governmental Entity	4.1(b)(iii)
Hazardous Materials	4.1(q)(ii)(C)
HSR Act	4.1(b)(iii)
Indemnified Parties	6.4(a)
IRS	4.1(j)(i)
Joint Proxy Statement	4.1(b)(iii)
knowledge	9.3(s)
Liens	4.1(b)(ii)

v

Material Adverse Effect	9.3(t)
Maximum Amount	6.4(b)
Merger	Recitals
Merger Application	1.3
Merger Consideration	3.1(a)(i)
Merger Sub	Preamble
Multiemployer Plan	9.3(u)
Multiple Employer Plan	9.3(v)
New Plans	6.11(b)
NYSE	4.1(b)(iii)
Old Plans	6.11(b)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Alternative Transaction	5.3(a)
Parent Benefit Plan	9.3(x)
Parent Bylaws	4.2(a)
Parent Certificate of Incorporation	4.2(a)
Parent Common Share	9.3(y)
Parent Convertible Preferred Shares	4.2(c)(i)
Parent Disclosure Letter	4.2
Parent DSU Award	9.3(z)
Parent Equity Awards	9.3(aa)
Parent Equity Plans	9.3(bb)
Parent Filed SEC Documents	4.2
Parent Financial Advisor	4.2(t)
Parent Financial Statements	4.2(e)(ii)
Parent Intervening Event	5.3(e)
Parent Measurement Date	4.2(c)(i)
Parent Option	9.3(cc)
Parent Permits	4.2(h)(i)
Parent PSU Award	9.3(dd)
Parent Qualifying Transaction	8.2(c)
Parent Recommendation Change	5.3(b)
Parent RSU Award	9.3(ee)
Parent SEC Documents	4.2(e)(i)
Parent Series Preferred Shares	4.2(c)(i)
Parent Share Issuance	4.2(b)(i)
Parent Shareholder Approval	9.3(gg)
Parent Shareholders Meeting	6.1(c)
Parent Software	4.2(o)(iv)
Parent Superior Proposal	5.3(c)
Parent Termination Fee	8.2(c)
Parent Third Party	5.3(a)
Parent Title IV Plan	4.2(j)(iv)
Parent Triggering Event	9.3(hh)
Parent’s Counsel	6.16(b)

PBGC	4.1(j)(v)
Permitted Liens	4.1(s)
person	9.3(ii)
Qualifying Termination	3.1(d)(ix)(C)
Registrar	1.3
Regulatory Material Adverse Effect	6.3(a)
Release	4.1(q)(ii)(D)
Representative	5.2(a)
Required Consents	6.3(a)
Requisite Regulatory Approvals	7.1(c)
Restraints	7.1(d)
Sanctions	4.1(r)(iv)
Sarbanes-Oxley Act	4.1(e)(i)
SEC	4.1
Securities Act	4.1(e)(i)
subsidiary	9.3(mm)
Surviving Company	1.1
Surviving Provisions	8.2(a)
Tax	4.1(l)(x)
Tax Return	4.1(l)(x)
Taxes	4.1(l)(x)
Taxing Authority	4.1(l)(x)
Termination Fees	8.2(c)
Trade Secrets	9.3(q)
Transactions	Recitals
UK Bribery Act	4.1(r)(i)
VAT	8.2(f)
Vesting Percentage	3.1(d)(ix)(D)
Willful Breach	9.3(nn)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 29, 2020 (this “Agreement”), is by and among S&P GLOBAL INC., a New York corporation (“Parent”), SAPPHIRE SUBSIDIARY, LTD., a Bermuda exempted company limited by shares and wholly-owned, direct subsidiary of Parent (“Merger Sub”), and IHS MARKIT LTD., a Bermuda exempted company limited by shares (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving company and a wholly-owned, direct subsidiary of Parent (the “Merger”);

WHEREAS, in connection with the Merger, each common share, par value $0.01 per share, of the Company (“Company Common Share”) issued and outstanding immediately prior to the Effective Time (other than Company Common Shares to be cancelled in accordance with Section 3.1(b) and Dissenting Shares) shall be converted and each holder of Company Common Shares shall have the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and the Statutory Merger Agreement and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”);

WHEREAS, the Board of Directors of the Company has unanimously adopted resolutions approving the Merger and this Agreement, determined that the Exchange Ratio constitutes fair value for the Company Common Shares in accordance with the Bermuda Companies Act and determined that this Agreement, the Statutory Merger Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”) are advisable and in the best interest of the Company and resolved to recommend that the Company’s shareholders vote to approve and adopt this Agreement, the Statutory Merger Agreement and the Transactions;

WHEREAS, the Board of Directors of Parent has unanimously adopted this Agreement, determined that the consummation of the Transactions is advisable and in the best interest of Parent and its shareholders and resolved to recommend that Parent’s shareholders approve the Parent Share Issuance;

WHEREAS, the Board of Directors of Merger Sub has unanimously adopted resolutions approving the Transactions, this Agreement and the Statutory Merger Agreement, determined that the consummation of the Transactions is advisable and in the best interest of Merger Sub and resolved to recommend that Merger Sub’s sole shareholder approve and adopt this Agreement, the Statutory Merger Agreement and the Transactions;

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

Article I

THE MERGER

Section 1.1            The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and the Statutory Merger Agreement, and in accordance with Section 104H of the Bermuda Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) as a wholly-owned, direct subsidiary of Parent.

Section 1.2            Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, on the third business day after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another time, date or place is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

Section 1.3            Effective Time. Subject to the provisions of this Agreement, the parties will on or prior to the Closing Date (a) execute and deliver the Statutory Merger Agreement, (b) cause an application for registration of the Merger and the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) of the Bermuda Companies Act and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar or such other time and date as the Certificate of Merger shall provide (such time and date, the “Effective Time”).

Section 1.4            Effects of the Transaction. The Merger shall have the effects set forth in Section 109(2) of the Bermuda Companies Act.

Article II

CERTAIN GOVERNANCE MATTERS

Section 2.1            Board of Directors of Parent.

(a)           Prior to the Closing Date, the parties shall select four persons who shall be proposed by the Company and be reasonably acceptable to Parent (the “Company Board Designees”) and Parent shall take all necessary actions to cause the Company Board Designees to be appointed to the Board of Directors of Parent immediately following the Effective Time. The Company Designees shall be selected from among the directors of the Board of Directors of the Company identified as independent in the Company’s definitive proxy statement for its most recent annual shareholders meeting preceding the Closing; provided that such Company Board Designee shall meet the criteria for service on the Board of Directors of Parent under Applicable Law and NYSE rules, and any criteria established by the Board of Directors of Parent or the Nominating and Corporate Governance Committee of the Board of Directors of Parent for such service that are generally applicable to members of the Board of Directors of Parent.

(b)           Effective as of immediately following the Effective Time and until the annual meeting of shareholders of Parent in 2024 (or, if earlier, such time that less than two Company Board Designees serve on the Board of Directors of Parent), Parent shall take all necessary actions to cause each committee of the Board of Directors of Parent (including any committee formed following the Closing) to have at all times at least one Company Board Designee; provided that such Company Board Designee shall at all times during his or her service on such committee meet the criteria for such service under Applicable Law and NYSE rules, and any criteria established by the Board of Directors of Parent, such committee or the Nominating and Corporate Governance Committee of the Board of Directors of Parent for such service that are generally applicable to members of such committee.

Section 2.2            Organizational Documents; Directors and Officers of the Surviving Company.

(a)           At the Effective Time, the memorandum of association of the Surviving Company shall be the memorandum of association of the Company and the bye-laws of the Surviving Company shall be the bye-laws of the Company as amended and restated to read in their entirety substantially as set forth as Exhibit B with such changes as the parties may agree, until thereafter changed or amended as provided therein or by Applicable Law.

(b)           From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company (unless otherwise agreed to in writing by Parent and the Company), and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Company, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Article III

EFFECT OF THE MERGER ON THE SHARE CAPITAL OF THE COMPANY; EXCHANGE OF CERTIFICATES

Section 3.1            Effect on Share Capital of the Company.

(a)           Conversion of Company Common Shares and Merger Sub Common Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of the parties or the holders of any Company Common Shares (or options thereon):

(i)            Subject to Section 3.1(c), each issued and outstanding Company Common Share (other than any Dissenting Shares or any Company Common Shares to be converted pursuant to Section 3.1(b)) shall be converted into the right to receive 0.2838 (the “Exchange Ratio”) fully paid and nonassessable Parent Common Shares, together with cash in lieu of fractional Parent Common Shares as specified below, without interest (the “Merger Consideration”). As of the Effective Time, all such Company Common Shares shall no longer be outstanding and shall automatically cease to exist. As of the Effective Time, each holder of a Certificate or Book-Entry Share representing any Company Common Share shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Merger Consideration in accordance with Section 3.2.

(ii)           Each share of Merger Sub, par value $1.00 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one duly authorized, validly issued, fully paid and nonassessable share, par value $1.00 per share, of the Surviving Company.

(b)           Cancellation of Treasury Shares. Each Company Common Share held in the treasury of the Company immediately prior to the Effective Time shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, share consolidation, share subdivision, share bonus issue or stock dividend (including any dividend or distribution of securities convertible into Company Common Shares or Parent Common Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Common Shares or Parent Common Shares issued and outstanding after the execution of this Agreement and prior to the Effective Time.

(d)           Treatment of the Company Equity Awards.

(i)            Each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Parent restricted share unit award (“Converted RSU Award”) on the terms and conditions (including any continuing vesting requirements; provided that any continuing vesting requirements shall lapse as of the Effective Time with respect to Company RSU Awards held by non-employee directors of the Company) under the applicable plan, award agreement and applicable deferral election in effect immediately prior to the Effective Time, with respect to a number of Parent Common Shares, rounded up to the nearest whole Parent Common Share, determined by multiplying the number of Company Common Shares subject to such Company RSU Award immediately prior to the Effective Time by the Exchange Ratio; provided that each such Company RSU Award that constitutes “deferred compensation” for purposes of Section 409A of the Code shall be settled in accordance with the deferral election applicable to such Company RSU Award as of immediately prior to the Effective Time, and in a manner that would not result in the application of additional Taxes or penalties under Section 409A of the Code. Upon a Qualifying Termination, the holder of a Converted RSU Award covered by this Section 3.1(d)(i) will be entitled to full vesting of such Converted RSU Award.

(ii)           Each Company PSU Award, other than any Final Cycle Company PSU Award, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Converted RSU Award on the terms and conditions (including any continuing service vesting requirements but excluding all performance vesting conditions which shall lapse)) under the applicable plan and award agreement in effect immediately prior to the Effective Time, as modified by this Agreement, with respect to a number of Parent Common Shares, rounded up to the nearest whole Parent Common Share, determined by multiplying (A) the number of Company Common Shares subject to such Company PSU Award immediately prior to the Effective Time (assuming target performance) by (B) the Exchange Ratio (such product, with respect to each such Company PSU Award, the (“RSU Target Number”)). The actual number of Parent Common Shares with respect to which each such Converted RSU Award covered by this Section 3.1(d)(ii) shall vest shall equal the product determined by multiplying (A) the RSU Target Number by (B) the Vesting Percentage.

(iii)          Each Final Cycle Company PSU Award that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Parent performance share unit award (“Converted PSU Award”), with respect to a target number of Parent Common Shares, rounded up to the nearest whole Parent Common Share, determined by multiplying (A) the number of Company Common Shares subject to such Company PSU Award immediately prior to the Effective Time (assuming target performance) by (B) the Exchange Ratio (such product, the "PSU Target Number"). The Converted PSU Award shall be subject to the same performance vesting opportunities and performance goals applicable to performance share unit awards granted by Parent in the calendar year in which the Closing occurs. The actual number of Parent Common Shares with respect to which each such Converted PSU Award shall vest shall be determined based on actual performance, subject to the applicable holder remaining employed with Parent and its Subsidiaries through February1, 2024, if the Effective Time occurs in 2021 or February 1, 2025, if the Effective Time occurs in 2022; provided, however, that if the holder of the applicable Converted PSU Award experiences a Qualifying Termination prior to February 1, 2024, if the Effective Time occurs in 2021 or February1, 2025, if the Effective Time occurs in 2022, the holder of such Converted PSU Award will be entitled to full service-vesting of such Converted PSU Award (including, for the avoidance of doubt, with respect to any such award that, prior to conversion, was a "partner unit plan" Company PSU Award), and the number of shares with respect to which such Converted PSU Award shall vest shall equal the PSU Target Number.

(iv)          Each Company DSU Award that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Parent deferred share unit award on the terms and conditions under the applicable plan, award agreement and applicable deferral election in effect immediately prior to the Effective Time, with respect to a number of Parent Common Shares, with the aggregate number of Parent Common Shares covered by such Parent deferred share unit award, rounded up to the nearest whole share, determined by multiplying the number of Company Common Shares subject to such Company DSU Award immediately prior to the Effective Time by the Exchange Ratio; provided that each such Company DSU Award that constitutes "deferred compensation" for purposes of Section 409A of the Code shall be settled in accordance with the deferral election applicable to such Company DSU Award as of immediately prior to the Effective Time, and in a manner that would not result in the application of additional Taxes or penalties under Section 409A of the Code.

(v)           Each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase (A) the number of Parent Common Shares equal to the product determined by multiplying (1) the number of

Company Common Shares subject to the Company Option immediately prior to the Effective Time, by (2) the Exchange Ratio, with any fractional shares rounded down to the nearest whole Parent Common Share, at (B) an exercise price per Parent Common Share equal to (1) the per share exercise price for Company Common Shares subject to the corresponding Company Option immediately prior to the Effective Time divided by (2) the Exchange Ratio, rounded up to the nearest whole cent. Each such option shall otherwise be subject to the same terms and conditions applicable to the corresponding Company Option under the applicable Company Equity Plan and the agreements evidencing grants thereunder, including vesting terms.

(vi)          Effective as of the Effective Time, Parent shall assume (A) the Company RSU Awards, Company Options, Company PSU Awards and Company DSU Awards that are outstanding immediately prior to the Effective Time (collectively, the “Company Equity Awards”) in accordance with the terms of this Section 3.1(d) and (B) sponsorship of each Company Equity Plan, provided that references to the Company therein shall thereupon be deemed references to Parent and references to Company Common Shares therein shall be deemed references to Parent Common Shares with appropriate equitable adjustments to reflect the Transactions.

(vii)         Prior to the Effective Time, the Board of Directors of the Company or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Equity Awards and the Company Equity Plans as contemplated by this Section 3.1(d).

(viii)        As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) registering a number of Parent Common Shares necessary to fulfill Parent’s obligations under this Section 3.1(d). Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery with respect to the Company Equity Awards assumed by it in accordance with this Section 3.1(d).

(ix)          For purposes of this Section 3.1(d):

(A)          “Cause” means, if the holder of a Company Equity Award (I) is a party to an employment agreement listed in Section 4.1(j)(i) of the Company Disclosure Letter (“Applicable Employment Agreement”), “Cause” as defined in such Agreement, or (II) is not a party to an Applicable Employment Agreement, (1) (x) willful misconduct in the performance of the such holder’s duties to the Company or (y) engaging in any other misconduct that results or could reasonably be expected to result in financial, reputational or other harm to the Company; (2) breach of any employment, service or restrictive covenant agreement between such holder and the Company; (3) gross negligence; (4) material violation of any Company policy, rule, procedure or guideline; (5) conviction of, or plea of guilty or nolo contendere to (x) a felony or (y) a misdemeanor involving moral turpitude or fraud; or (6) commission of an act of fraud, embezzlement or misappropriation against the Company. Such holder shall be provided a 10-day period to cure any of the events or occurrences described in the immediately preceding subsections (2), (3) and (4), to the extent capable of cure during such 10-day period.

(B)           “Final Cycle Company PSU Award” means a Company PSU Award granted in the calendar year in which the Effective Time occurs.

(C)               “Good Reason” means, if the holder of a Company Equity Award (I) is a party to an Applicable Employment Agreement listed in Section 4.1(j)(i) of the Company Disclosure Letter, “Good Reason” as defined in such Agreement, or (II) is not a party to an Applicable Employment Agreement (1) a reduction in base salary or base wages, or (2) the transfer of such holder to a principal business location that is more than 50 miles the distance from such holder’s prior principal business location (only if such greater distance increases the commute of such holder). A termination of employment will qualify as a termination for Good Reason only if (x) the applicable individual provides written notice to the Company, within ninety (90) days of the first existence or occurrence of any of the conditions specified above; (y) the Company fails to cure the condition(s) within thirty (30) days of receiving such written notice; and (z) the individual terminates employment not later than thirty (30) days following the end of such thirty (30)-day cure period.

(D)          “Qualifying Termination” means a termination of employment by Parent without Cause (other than as a result of death or disability) or a termination of employment for Good Reason by the holder of a Company Equity Award, (I) during the eighteen month period following the Effective Time in the case of employees of the Company with a title of Executive Vice President or Senior Vice President immediately prior to the Effective time and (II) during the twenty-four month period following the Effective Time for all other employees of the Company immediately prior to the Effective Time.

(E)           “Vesting Percentage” means:

(a)            For a Company PSU Award with a performance period from December 1, 2019 through November 30, 2021:

(i)              If the holder of the applicable Company PSU Award remains employed with Parent and its Subsidiaries until February 1, 2022, 200%.

(ii)             If the Effective Time occurs prior to June 1, 2021 and the holder of the applicable Company PSU Award experiences a Qualifying Termination, 175%.

(iii)            If the Effective Time occurs on or after June 1, 2021 and the holder of the applicable Company PSU Award experiences a Qualifying Termination, 200%.

(iv)            If the holder of the applicable Company PSU Award does not satisfy either of the criteria in the immediately preceding clauses (i), (ii) or (iii), 0%.

(b)           For a Company PSU Award with a performance period from December 1, 2020 through November 30, 2022:

(i)              If the holder of the applicable Company PSU Award remains employed with Parent and its Subsidiaries until February 1, 2023, 200%.

(ii)             If the Effective Time occurs prior to December 1, 2021 and the holder of the applicable Company PSU Award experiences a Qualifying Termination (x) prior to February 1, 2022, 150% or (y) on or after February 1, 2022, 175%.

(iii)            If the Effective Time occurs on or after December 1, 2021 and the holder of the applicable Company PSU Award experiences a Qualifying Termination, 175%.

(iv)            If the holder of the applicable Company PSU Award does not satisfy any of the criteria in the immediately preceding clauses (i), (ii) or (iii), 0%.

(c)               For a Company PSU Award with a performance period from December 1, 2021 through November 30, 2023 that is not a Final Cycle Company PSU Award:

(i)              If the holder of the applicable Company PSU Award remains employed with Parent and its Subsidiaries until February 1, 2024, 200%.

(ii)             If the Effective Time occurs prior to December 1, 2021 and the holder of the applicable Company PSU Award experiences a Qualifying Termination (x) prior to February 1, 2022, 125% or (y) on or after February 1, 2022, 150%.

(iii)            If the Effective Time occurs on or after December 1, 2021 and the holder of the applicable Company PSU Award experiences a Qualifying Termination, 150%.

(iv)            If the holder of the applicable Company PSU Award does not satisfy any of the criteria in the immediately preceding clauses (i), (ii) or (iii), 0%.

For the avoidance of doubt, the accelerated vesting upon a Qualifying Termination provided for in this definition of Vesting Percentage shall including full service vesting of the applicable Converted RSU Award (including, for the avoidance of doubt, with respect to any such award that, prior to conversion, was a “partner unit plan” Company PSU Award).

(e)            Dissenting Shares.

(i)            At the Effective Time, each Dissenting Share shall be, unless otherwise required by Applicable Law, converted into the right to receive the Merger Consideration pursuant to Section 3.1(e)(ii) or the fair value of a

Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) and any holder of Dissenting Shares shall be entitled to receive such consideration from the Surviving Company by payment made within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure or by delivery of the Merger Consideration pursuant to Section 3.2 after an Appraisal Withdrawal.

(ii)           In the event that a holder fails to exercise, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”) such holder’s Dissenting Shares shall be converted as of the Effective Time solely into the right to receive the Merger Consideration for each such Dissenting Share.

(iii)          The Company shall give Parent (i) prompt written notice of (A) any demands for appraisal of Dissenting Shares, Appraisal Withdrawals and any other instruments, notices, petitions or other written communication received by the Company in connection with the foregoing and (B) to the extent that the Company has knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by Applicable Law, the opportunity to jointly participate with the Company and control any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act. The Company shall not, without the prior written consent of Parent, make any payment with respect to any demands for appraisal, settle or offer to settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act, or agree or commit to do any of the foregoing. Payment of any amount payable to holders of Dissenting Shares shall be the obligation of the Surviving Company.

Section 3.2            Exchange of Shares and Certificates.

(a)           Exchange Agent. Prior to the Effective Time, Parent or Merger Sub shall designate a bank, trust company or nationally recognized stockholder services provider (the “Exchange Agent”) for the purpose of exchanging, in accordance with this Article III, Certificates and Book-Entry Shares for the Merger Consideration. In addition, at or prior to the Effective Time, Parent or Merger Sub shall deposit or cause to be deposited with the Exchange Agent for the benefit of holders of Company Common Shares evidence of Parent Common Shares representing the aggregate amount of Parent Common Shares sufficient to deliver the aggregate Merger Consideration (such shares, together with any dividends or distributions with respect thereto, hereinafter, the “Exchange Fund”). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund.

(b)           Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Effective Time represented issued and outstanding Company Common Shares and whose shares were converted into the right to receive the Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, and which shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor that number of whole Parent Common Shares and/or cash, as applicable, that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of Certificates or Book-Entry Shares.

(c)           Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any Parent Common Shares represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.2(e), in each case until the surrender of such Certificate or Book-Entry Share in accordance with this Article III. Subject to the effect of Applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of Parent Common Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Shares to which such holder is entitled pursuant to Section 3.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Common Shares. Parent agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed prior to the first anniversary of the Effective Time additional cash sufficient to pay any amounts to which such holders are entitled pursuant to clause (i) of the preceding sentence of this Section 3.2(c).

(d)           No Further Ownership Rights in Company Common Shares. All Parent Common Shares issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to Company Common Shares, theretofore represented by such Certificates or Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Company Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and, subject to compliance with the procedures in Section 3.2(b), exchanged as provided in this Article III, except as otherwise provided by Applicable Law.

(e)           Fractional Shares.

(i)            No certificates representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent.

(ii)           Notwithstanding any other provision of this Agreement, each holder of Company Common Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full Parent Common Shares delivered to the Exchange Agent by Parent for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full Parent Common Shares to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein.

(iii)          The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.2(e). The payment of cash in lieu of fractional Parent Common Shares is not separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange contemplated by this Article III.

(f)            Return of Merger Consideration. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article III shall thereafter be entitled to look only to Parent for payment of their claim for any Parent Common Shares, any cash in lieu of fractional Parent Common Shares and any dividends or distributions with respect to Parent Common Shares.

(g)           No Liability. None of the Company, Parent, Merger Sub, the Surviving Company or the Exchange Agent, or any of their respective affiliates, shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any Parent Common Shares, any cash in lieu of fractional Parent Common Shares or any dividends or distributions with respect to Parent Common Shares in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interests of any person previously entitled thereto.

(h)           Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided, that no losses on such investments shall affect the cash payable to former holders of Company Common Shares pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to Parent.

(i)            Withholding Rights. Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax law. Parent shall provide the Company with written notice promptly after Parent determines that any such withholding (other than in the case of any “backup withholding” pursuant to Section 3406 of the Code and the corresponding Treasury Regulations and any withholding in connection with consideration payable pursuant to Section 3.1(d) or otherwise of a compensatory nature) is or may be required and shall use commercially reasonable efforts to cooperate with the Company to reduce or eliminate such withholding. To the extent that amounts are so withheld, such withheld amounts shall be paid over to or deposited with the relevant Governmental Entity and treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(j)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to Company Common Shares formerly represented thereby, any cash in lieu of fractional Parent Common Shares, and unpaid dividends and distributions on Parent Common Shares deliverable in respect thereof, pursuant to this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES

Section 4.1            Representations and Warranties of the Company. Except as set forth in any Company SEC Document filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the “Company Filed SEC Documents”) and filed with the Securities and Exchange Commission (the “SEC”) since January 1, 2019 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by the Company to Parent on or prior to the date of this Agreement (the “Company Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), the Company represents and warrants to Parent as follows:

(a)           Organization, Standing and Corporate Power. Each of the Company and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has delivered to or made available to Parent prior to the date of this Agreement true and complete copies of any amendments to the Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”), the Memorandum of Association of the Company (the “Company Memorandum of Association”) and the Amended and Restated Bye-laws of the Company (the “Company Bye-Laws”) not filed as of the date of this Agreement with the Company Filed SEC Documents. The Company is not in violation in any material respect of any of the terms of the Company Certificate of Incorporation, Company Memorandum of Association or Company Bye-Laws.

(b)           Corporate Authority; Non-contravention.

(i)            The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Statutory Merger Agreement and, subject to the Company Shareholder Approval and the filing of the Merger Application with the Registrar, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the Statutory Merger Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, subject (in the case of the Merger) to the Company Shareholder Approval and the filing of the Merger Application with the Registrar. The Board of Directors of the Company (at a meeting duly called and held) has, by the unanimous vote of all directors of the Company: (a) determined that the Exchange Ratio constitutes fair value for the Company Common Shares in accordance with the Bermuda Companies Act; (b) determined that entering this Agreement and the Statutory Merger Agreement and consummating the Transactions are advisable and in the best interests of the Company; (c) approved the execution, delivery and performance of this Agreement and the Statutory Merger Agreement by the Company and approved the Merger; and (d) recommended the approval and adoption of the Transactions, this Agreement and the Statutory Merger Agreement by the holders of Company Common Shares and directed that this Agreement and the Statutory Merger Agreement be submitted for consideration by the Company’s shareholders at the Company Shareholders Meeting, and, subject to Section 5.2(c) and Section 5.2(e) such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(ii)           The execution and delivery of this Agreement and the Statutory Merger Agreement by the Company do not, and the consummation of the Transactions and compliance with the provisions of this Agreement and the Statutory Merger Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of the Company or any of its subsidiaries, under (A) the Company Certificate of Incorporation, Company Memorandum of Association or the Company Bye-laws or the comparable organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which the Company or any of its subsidiaries is a party or by which the Company, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in Section 4.1(b)(iii), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on the Company or (2) prevent or materially delay the consummation of any of the Transactions.

(iii)          No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (a “Governmental Entity”) is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement or the Statutory Merger Agreement by the Company or the consummation by the Company or its subsidiaries of the Transactions, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and with any other applicable federal, state or foreign laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”); (B) the filing with the SEC of (x) a proxy statement relating to the Company Shareholders Meeting (such proxy statement, together with the proxy statement relating to the Parent Shareholders Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”), (y) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance (the “Form S-4”) and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Statutory Merger Agreement and the Transactions; (C) the filing of (x) the Merger Application with the Registrar pursuant to the Bermuda Companies Act and (y) appropriate documents with the relevant authorities of other states in which the Company and Parent or their respective subsidiaries are qualified to do business; (D) the approval of the United Kingdom Financial Conduct Authority in respect of the acquisition of equity securities of the entities set forth on Section 4.1(b)(iii)(D) of the Company Disclosure Letter in connection with the Merger; (E) such filings with and approvals of the New York Stock Exchange (the “NYSE”) to permit the Parent Common Shares that are to be issued in the Merger to be listed on the NYSE; and (F) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on the Company or (2) prevent or materially delay the consummation of any of the Transactions.

(c)            Capital Structure.

(i)             The authorized share capital of the Company consists of 3,000,000,000 Company Common Shares and undesignated shares, par value $0.01 per share (the “Company Undesignated Shares”). At the close of business on November 20, 2020 (the “Company Measurement Date”), (A) 421,705,534 Company Common Shares were issued and outstanding (of which, (1) 25,219,470 Company Common Shares were held by the Employee Benefit Trust (as defined in the Company Disclosure Letter) and (2) 396,486,064 were held by other shareholders), (B) 58,660,567 Company Common Shares were held by the Company in its treasury, (C) no Company Undesignated Shares were issued and outstanding, (D) 4,738,854 Company

Common Shares were subject to issuance pursuant to Company RSU Awards, (E) 1,426,313 Company Common Shares were subject to issuance pursuant to Company PSU Awards (assuming satisfaction of any performance vesting conditions at target levels), (F) 199,674 Company Common Shares were subject to issuance pursuant to Company DSU Awards and (G) 468,314 Company Common Shares were subject to issuance pursuant to outstanding Company Options.

(ii)           All issued and outstanding shares of the Company are, and all shares of the Company that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.1(c) and except for changes since the Company Measurement Date resulting from the issuance of Company Common Shares pursuant to Company RSU Awards, Company PSU Awards, Company DSU Awards or Company Options, or as expressly permitted by Section 5.1(a)(iii), (A) there are not issued or outstanding (x) any shares or other voting securities of the Company, (y) any securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares or voting securities of the Company or (z) any warrants, calls, options or other rights to acquire from the Company or any of its subsidiaries (including any subsidiary trust), or obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, shares or voting securities of the Company, and (B) there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. The Company Common Shares subject to issuance pursuant to Company Options issued and outstanding as of the date of this Agreement have a weighted average exercise price of $27.66.

(iii)          There are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of the shares or other equity interest of the Company or its subsidiaries. Neither the Company nor any of its subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares that are in effect.

(d)           Subsidiaries.

(i)            The subsidiaries set forth on Section 4.1(d)(i) of the Company Disclosure Letter are the only Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) of the Company. All outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(ii)           There are no outstanding (A) securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries, (B) warrants, calls, options or other rights to acquire from the Company or any of its subsidiaries, or any obligation of the Company or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any subsidiary of the Company or (C) obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of subsidiaries of the Company or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. None of the subsidiaries of the Company owns any shares of the Company (or any warrants, calls, options or other rights to acquire shares of the Company).

(e)            SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)            The Company and its subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since December 1, 2016 (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied (or with respect to Company SEC Documents filed or furnished after the date hereof, will comply) in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Documents, and none of the Company SEC Documents when filed and, if applicable, at their respective effective times contained (or with respect to Company SEC Documents filed or furnished after the date hereof, will contain) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii)           The consolidated financial statements (including all related notes and schedules) of the Company and its subsidiaries included in the Company SEC Documents (the “Company Financial Statements”) were prepared (or with respect to Company Financial

Statements included in Company SEC Documents filed or furnished after the date hereof, will be prepared) in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)          Except (A) as reflected or reserved against in the Company’s audited balance sheet as of November 30, 2019 (or the notes thereto) as included in the Company Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since November 30, 2019 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(iv)          The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. Since December 1, 2016, none of the Company, the Company’s independent accountants, the Board of Directors of the Company or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(v)           The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(vi)          Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or such subsidiary’s published financial statements or other Company SEC Documents.

(f)            Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g)           Absence of Certain Changes or Events.

(i)            From November 30, 2019, through the date of this Agreement, other than with respect to the Transactions, the businesses of the Company and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(ii)           Since November 30, 2019, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company.

(iii)          Since November 30, 2019, neither the Company nor any of its subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of clause (ix) or (xi) or, solely in respect of such clauses, (xv), of Section 5.1(a).

(h)               Compliance with Applicable Laws; Outstanding Orders.

(i)            The Company, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of the Company and its subsidiaries (the “Company Permits”), except where the failure to have any such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its subsidiaries are in compliance with the terms of the Company Permits and all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity (collectively, “Applicable Laws”) relating to the Company and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Company Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(ii)           Neither the Company nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on the Company or (B) prevent or materially delay the consummation of any of the Transactions.

(i)             Litigation. There is no action, suit, investigation or proceeding (each, an “Action”) pending against or, to the knowledge of the Company, threatened in writing against or affecting the Company or any of its subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on the Company or (B) prevent or materially delay the consummation of any of the Transactions.

(j)             Benefit Plans.

(i)            Section 4.1(j)(i) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan or, in the case of employment or offer letters or agreements, forms thereof that are substantially the same as any individual agreements. With respect to each material Company Benefit Plan, the Company has made available, upon request, to Parent complete and accurate copies of (A) such Company Benefit Plan and, to the extent applicable, summary plan description thereof, (B) each trust, insurance, annuity or other funding contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and (E) the most recently received IRS determination letter or opinion, if applicable.

(ii)           Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (A) each of the Company Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (B) no Company Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state or foreign law; (C) all contributions or other amounts payable by the Company or its subsidiaries as of the Effective Time pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP; (D) neither the Company nor any of its subsidiaries has engaged in a transaction in connection with which the Company or its subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the knowledge of the Company, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(iii)          Except as set forth on Section 4.1(j)(iii) of the Company Disclosure Letter, none of the Company, any of its subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or Multiple Employer Plan, and none of the Company, any of its subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv)          Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v)           Section 4.1(j)(v) of the Company Disclosure Letter sets forth each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, a “Company Title IV Plan”). With respect to each Company Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no such Company Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (D) none of the Company, any of its subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (E) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (F) no liability (other than for premiums to the PBGC) has been or, to the knowledge of the Company, is expected to be incurred by the Company or any of its subsidiaries and (G) the PBGC has not instituted proceedings to terminate any such Company Title IV Plan. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability following the Closing of the Company, any of its subsidiaries or any of their respective ERISA Affiliates. Since January 1, 2019, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Company Title IV Plan, or any material change in the manner in which contributions to any Company Title IV Plan are made or the basis on which such contributions are determined.

(vi)          Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or its subsidiaries under any Company Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(vii)        No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of its subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 or Section 4985 of the Code or any Taxes required by Section 409A or Section 457A of the Code.

(viii)        Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, all the Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment, and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(k)           Labor and Employment Matters.

(i)            Neither the Company nor any of its subsidiaries is a party to or bound by, and is not currently negotiating in connection with entering into, any collective bargaining agreement or other contract with a labor union or labor organization. Neither the Company nor any of its subsidiaries is subject to a (and during the three-year period preceding the date of this Agreement, there has not been any) labor dispute, strike or work stoppage except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of its subsidiaries is in compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(ii)           The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its subsidiaries, other than (x) any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to (i) be material to the Company or (ii) prevent the execution of this Agreement or the consummation of the Transactions or (y) any such consents or notifications that are attributable to the combined employee population resulting from the Transactions.

(l)             Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(i)            (A) All Tax Returns required to be filed by the Company and its subsidiaries, have been timely filed, (B) all such Tax Returns are true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns have been paid, (D) all Taxes of the Company or its subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have, to the extent relevant or required, been properly reserved for in the Company Financial Statements and (E) the Company and its subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(ii)           No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any of its subsidiaries has been filed or entered into with any Taxing Authority (except for automatic, or automatically granted, waivers or extensions), and no power of attorney with respect to any such Taxes has been granted to any person.

(iii)          (A) No audits or other administrative proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Company or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim, (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any of its subsidiaries may be liable, which has not been fully paid or finally settled, and (C) no claim has been made in writing by any Taxing Authority in any jurisdiction where the Company or any of its subsidiaries does not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, such jurisdiction.

(iv)          Neither the Company nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than (x) such an agreement or arrangement exclusively between or among the Company and its subsidiaries, (y) an agreement entered into in the ordinary course of business which does not relate primarily to Taxes or (z) an acquisition agreement which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company (or any subsidiary of the Company) is or was the common parent corporation), (C) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of foreign, state or local Tax law or (D) has any liability for the payment of Taxes of any person (other than the Company or any of its subsidiaries) as a successor or transferee.

(v)           None of the assets of the Company or any of its subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi)          Neither the Company nor any of its subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(vii)         Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code (or so much of Section 356 as relates to Section 355) (A) in the two years prior to the date of this Agreement or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(viii)        Neither the Company nor any of its subsidiaries has engaged in any listed transaction, or any reportable transaction the principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax law in any other jurisdiction.

(ix)           Neither the Company nor any of its subsidiaries has taken any action or agreed to take any action, or has knowledge of any relevant fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(x)            As used in this Agreement, “Tax” or “Taxes” means all taxes, charges, levies or other like assessments imposed by any Governmental Entity, including any income, gross receipts, license, severance, occupation, premium, environmental, customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, escheat or unclaimed property, stamp, transfer, workmen’s compensation or other taxes, charges, levies or other like assessments of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not, and any liability for any of the foregoing as transferee or as a result of being party to any Tax sharing agreement other than any agreement the principal purpose of which is not the sharing of Taxes. “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes. “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns and any schedules or amendments thereto filed or required to be filed with any Taxing Authority relating to Taxes.

(m)          Voting Requirements. The affirmative vote of the majority of the votes cast at the Company Shareholders Meeting by the holders of Company Common Shares voting thereon (the “Company Shareholder Approval”)

is necessary to approve and adopt this Agreement, the Statutory Merger Agreement and the Transactions. The Company Shareholder Approval is the only vote of holders of any securities of the Company or any of its subsidiaries necessary to approve and adopt this Agreement and the Statutory Merger Agreement and to consummate the Transactions.

(n)           Takeover Statutes and Charter Provisions. Assuming that neither Parent nor any of its “affiliates” or “associates” is, or at any time during the last three years has been, an “interested shareholder” of the Company, in each case as defined in Bye-law 73.1(c) of the Company Bye-laws, the Board of Directors of the Company has taken all action necessary to render the restrictions on “Business Combinations” (as defined in Bye-law 73.1(c) of the Company Bye-laws) as set forth in Bye-Law 73 of the Company Bye-laws inapplicable to this Agreement, the Statutory Merger Agreement and the Transactions. As of the date of this Agreement, no antitakeover statute or similar statute or regulation applies with respect to the Company or any of its subsidiaries in connection with this Agreement, the Statutory Merger Agreement, the Merger or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its subsidiaries is subject, party or otherwise bound.

(o)           Intellectual Property.

(i)            The Company and its subsidiaries own, free and clear of all Liens (except Permitted Liens), or have legally enforceable and sufficient rights to use pursuant to valid licenses, sublicenses, agreements, permissions or otherwise, all Intellectual Property Rights necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(ii)           The conduct of the Company’s and its subsidiaries’ businesses, as currently conducted or as contemplated by them to be conducted, does not infringe, misappropriate, dilute or otherwise violate, and has not since January 1, 2019 infringed, misappropriated, diluted or otherwise violated, any of the Intellectual Property Rights of any third party, except for infringements, misappropriations, dilutions or other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. No claims are pending or, to the knowledge of the Company, threatened in writing adversely affecting the Intellectual Property Rights of the Company or its subsidiaries, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property Rights of the Company or any of its subsidiaries, except for infringements, misappropriations, dilutions or other violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(iii)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its subsidiaries have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Intellectual Property Rights owned by the Company or any of its subsidiaries (except for any such Trade Secrets whose value would not reasonably be expected to be impaired in any material respect by disclosure), and to the knowledge of the Company, there have been no unauthorized uses or disclosures of any such Trade Secrets.

(iv)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, neither the Company nor any of its subsidiaries has combined any Open Source Software with any material proprietary Software, the copyright in which is owned by the Company or its subsidiaries (collectively, “Company Software”), and distributed such combined Software in a manner that would subject the source code for the Company Software to the terms of the license under which such Open Source Software is licensed that require the disclosure or distribution to any third party or the public of any portion of the source code for the Company Software.

(v)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company (i) there have been no security breaches in the information technology systems used in the business of the Company or any of its subsidiaries, and (ii) there have been no disruptions in any such information technology systems that adversely affected the operations of the business of the Company or any of its subsidiaries.

(vi)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and its subsidiaries have at all times complied, and presently comply, with applicable Privacy Legal Requirements, except where such non-compliance would not result in a liability, (ii) neither the Company nor its subsidiaries have received any written notice from any applicable Governmental Entity alleging a violation of any Privacy Legal Requirements by the Company or its subsidiaries, nor has the Company or its subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and its subsidiaries have (x) taken commercially reasonable actions (including implementing commercially reasonable technical, physical or administrative safeguards) to protect Personal Data in their possession or under their control against any unauthorized use, access or disclosure and (y) entered into written agreements with all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the business of the Company or any of its subsidiaries that obligate such persons to comply with all applicable Privacy Legal Requirements and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure; and (iv) to the knowledge of the

Company, there has been no unauthorized use, access, disclosure or other security incident of or involving Personal Data collected by, used in connection with or under the control of the business of the Company or any of its subsidiaries.

(p)           Certain Contracts. Except for this Agreement, as of the date of this Agreement, neither the Company nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any contract relating to indebtedness for borrowed money in excess of $100,000,000 or any guarantee thereof, (iii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of the Company and its affiliates (including, for purposes of this Section 4.1(p), Parent and its subsidiaries, assuming the Merger has taken place), taken as a whole, is or would be conducted, (iv) any material contract providing for “most favored nation” status in favor of the counterparty or that requires the Company and its subsidiaries to conduct all or a material portion of their business on an exclusive basis with any third party that, in each case, following the Effective Time would impose such obligations on Parent or its affiliates (including, for purposes of this Section 4.1(p), the Company and its subsidiaries, assuming the Merger has taken place), (v) any contract with respect to the supply of data or data rights underlying any fixed income index product that contemplates payments by the Company or any of its subsidiaries in excess of $5,000,000 in the aggregate for any calendar year, (vi) any contract that contemplates any revenue share or consulting fee or similar payment in respect of services performed by any person, or that relates to the development of, or any products of, any environmental, social and governance (or “ESG”) indices of the Company and its subsidiaries, in each case, contemplating payments by the Company or any of its subsidiaries in excess of $3,000,000 for any calendar year, (vii) any contract with (A) any of the ten largest customers (by revenue) of the businesses of the Company and its subsidiaries during the twelve months ending February 29, 2020 to the extent such contract contemplates payments to the Company and its subsidiaries in excess of $500,000 in such period or (B) any of the ten largest suppliers (by cost) of the businesses of the Company and its subsidiaries during the twelve months ending December 31, 2019 to the extent such contract contemplates payments from the Company and its subsidiaries in excess of $500,000 in such period, or (viii) any employment or severance Contract with an executive officer of the Company, other than any indemnification agreements entered into the ordinary course consistent with past practice (all contracts of the types described in clauses (i) through (viii), collectively, the “Company Material Contracts”). The Company has delivered or made available to Parent, prior to the date of this Agreement, true and complete copies of all the Company Material Contracts that exist as of the date of this Agreement and have not been filed as exhibits to the Company Filed SEC Documents. Each Company Material Contract is valid and binding on the Company (or, to the extent a subsidiary of the Company is a party, such subsidiary), and, to the knowledge of the Company, each other person party thereto, and is in full force and effect (subject to the Enforceability Exceptions), and the Company and each subsidiary of the Company, as applicable, have in all material respects performed all obligations required to be performed by them under each Company Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of the Company, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract except where such violation or default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(q)           Environmental Protection.

(i)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(A)          the Company and each of its subsidiaries are and have been since January 1, 2019 in compliance with all applicable Environmental Laws and neither the Company nor any of its subsidiaries has received any written communication from any person or Governmental Entity that alleges that the Company or any of its subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws.

(B)           the Company and each of its subsidiaries have obtained or have applied for all environmental, health and safety permits and governmental authorizations (collectively, the “Environmental Permits”) necessary for the construction or occupancy of their facilities and the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and the Company and its subsidiaries are in compliance with all terms and conditions of the Environmental Permits.

(C)           There are no Environmental Claims pending or, to the knowledge of the Company, threatened in writing (I) against the Company or any of its subsidiaries, (II) to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law, or (III) against any real or personal property or operations which the Company or any of its subsidiaries owns, leases or manages, or any such property formerly owned, leased or managed by any of them since January 1, 2019, in whole or in part.

(D)           There has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its subsidiaries, or, to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(ii)           Definitions. As used in this Agreement:

(A)          “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings, requests for information, orders or written notices of noncompliance or violation by any person or entity (including any Governmental Entity), alleging potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (I) the presence, Release or threatened Release into the environment of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries (for purposes of this Section 4.1(q)) or by Parent or any of its subsidiaries (for purposes of Section 4.2(q)), (II) circumstances forming the basis of any violation or alleged violation of any Environmental Law or (III) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials.

(B)           “Environmental Laws” means all federal, state, foreign and supranational and local laws, rules and regulations, including civil and common laws, relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(C)           “Hazardous Materials” means (I) any petroleum or petroleum products, radioactive materials, asbestos in any form, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, (II) any chemicals, materials or substances which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,”

“extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import under any Environmental Law and (III) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which the Company or any of its subsidiaries operates (for purposes of this Section 4.1(q)) or in which Parent or any of its subsidiaries operates (for purposes of Section 4.2(q)).

(D)           “Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including the atmosphere, soil, surface water, groundwater or property.

(r)            Anti-Corruption Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i)            Each of the Company and its subsidiaries, and, to the knowledge of the Company, each of their respective directors, officers, employees, agents, representatives and any other person acting on behalf of or associated with the Company or any of its subsidiaries, has since January 1, 2016 complied with the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff) (the “Foreign Corrupt Practices Act”), The Bribery Act of 2010 of the United Kingdom (the “UK Bribery Act”), and all other anti-corruption Applicable Laws (collectively, the “Anti-Corruption Laws”).

(ii)           None of the Company or any of its subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, employees, agents or representatives, acting alone or together, has since January 1, 2016 (A) received, directly or indirectly, anything of value (including rebates, payments, commissions, promotional allowances or other economic benefits, regardless of their nature or type) from any person (including any customer, supplier, employee or agent of any customer or supplier) for the purpose of obtaining or retaining business or to otherwise achieve an improper commercial advantage, (B) offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another person or entity, to (x) any Government Official or (y) any other person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in the case of each of clauses (x) and (y), for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage or (C) made or authorized any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or

retaining business.    For purposes of foregoing clauses (x) and (y), a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware of the existence of, or a high probability of the existence of, such conduct, circumstances or results.

(iii)          None of the Company or any of its subsidiaries, or, to the knowledge of the Company, any of their respective officers, directors, employees, agents, representatives or other persons acting on their behalf, is or was a Government Official or a close family member of a Government Official.

(iv)          None of the Company or any of its subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees, or agents is a person that is, or is owned or controlled by persons that are (A) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union or other relevant sanctions authority (collectively, “Sanctions”) or (B) located, organized or resident in a country or territory that is the subject of Sanctions (currently, Cuba, Crimea, Iran, North Korea and Syria).  The Company and its subsidiaries are and have been since January 1, 2016 in compliance with all Applicable Law concerning the exportation, re-exportation, importation and temporary importation of any products, technology, technical data or services (together, “Export Control Laws”), all applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, anti-money laundering statutes of all jurisdictions, rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (together, “Anti-Money Laundering Laws”), and all applicable Sanctions. Since January 1, 2016, neither the Company nor any of its subsidiaries has engaged in, directly or indirectly, any dealings or transactions with any person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions.

(v)           Since January 1, 2016, neither the Company nor any of its subsidiaries has been penalized for, threatened to be charged with or given notice of, or, to the Company’s knowledge, under investigation with respect to, any violation of any Anti-Corruption Laws, Sanctions, Export Control Laws, or Anti-Money Laundering Laws.

(vi)          The Company and its subsidiaries have instituted and maintain policies and procedures designed to promote and achieve compliance with Anti-Corruption Laws and Export Control Laws, Anti-Money Laundering Laws and Sanctions.

(vii)         As used herein, “Government Official” means (i) any public or elected official, officer, employee

(regardless of rank), or person acting on behalf of a Governmental Entity, state-owned or state-controlled company, public international organization, political party or entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions or has its key officers and directors appointed by a Governmental Entity and (ii) any party official or candidate for political office or any person acting on behalf of such party official or candidate for political office, including issuers of Permits, airport authorities, state-owned factories or other businesses, customs, immigration or tax officials, or ministers or representatives of Governmental Entities.

(s)           Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company: (A) the Company and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) all such real property (I) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (II) has sufficient access to a public road and (III) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable the Company Permits and Applicable Laws with respect to the Company and its subsidiaries, (C) there are no existing (or to the Company’s knowledge, threatened in writing) condemnation proceedings with respect to any such real property, and (D) with respect to all such leased real property, the Company and each of its subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither the Company nor any of its subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure. As used herein, “Permitted Liens” means all liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Company Filed SEC Documents or Parent Filed SEC Documents, as the case may be, together with the following (without duplication): (A) Liens imposed by law, such as any mechanics and materialmen Liens, in each case for sums not yet overdue for a period or more than 30 days or being contested in good faith by appropriate proceedings or such other Liens arising out of judgments or awards against the Company or Parent, as the case may be, with respect to which the Company or Parent, respectively, shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of the Company or Parent, as the case may be, in accordance with GAAP, (B) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the Company or Parent, as the case may be, in accordance with GAAP, (C) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (D) minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements) , matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the tenant, (E) Liens arising from non-exclusive licenses of Intellectual Property Rights in the ordinary course of business, (F) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or Parent, as the case may be, in the ordinary course of business, (G) leases, subleases, licenses and occupancy agreements by the Company or Parent, as the case may be, as landlord, sublandlord or licensor, (H) Liens disclosed on any title insurance policy held by the Company or Parent, as the case may be, in existence on the date of this Agreement, and (I) with respect to leased property, all liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust now or hereafter placed on the leased property by the third-party landlord.

(t)            Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Morgan Stanley & Co. LLC (the “Company Financial Advisor”), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Shares (other than Parent and its affiliates). An executed copy of such opinion will be made available to Parent solely for informational purposes promptly after receipt thereof by the Board of Directors of the Company.

(u)           Brokers. Except for fees payable to the Company Financial Advisor, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or its affiliates. Set forth on Section 4.1(u) of the Company Disclosure Letter is a good faith estimate of all fees and expenses incurred or payable, or to be incurred or payable, by the Company or its subsidiaries to the Company Financial Advisor in connection with this Agreement and the consummation of the Transactions, including the Merger.

(v)           Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, as of the date hereof, (a) all insurance policies and contracts of the Company and its subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither the Company nor any of its subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(w)          Employee Benefit Trust. Other than in respect of and limited to the exchange of Parent Common Shares (and any cash in lieu of fractional shares) for Company Common Shares pursuant to the Merger, neither the Company, nor any of its subsidiaries or affiliates, has provided any form of recommendation, instruction, expression of wishes or request to the EBT Trustee which may cause or have the intention of causing the EBT Trustee to take any action in relation to the EBT Shares after the date of this Agreement, and nor has the Company, or any of its subsidiaries or affiliates, (x) entered into any agreement with the EBT Trustee in relation to the satisfaction of any Company Equity Awards or the transfer or other disposal of the EBT Shares which will take effect or require any of the parties to such agreement to take any action on or after the date of this Agreement, or (y) filed, or amended, a registration statement on Form S-8 (or any successor or other appropriate form) of the Company in order to register any of the EBT Shares or otherwise transfer any of the EBT Shares.

Section 4.2            Representations and Warranties of Parent and Merger Sub. Except as set forth in any Parent SEC Document filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the “Parent Filed SEC Documents”) and filed with the SEC since January 1, 2019 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by Parent to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Parent and Merger Sub represent and warrant to the Company as follows:

(a)           Organization, Standing and Corporate Power. Each of Parent, Merger Sub and the other subsidiaries of Parent is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent, Merger Sub and the other subsidiaries of Parent is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Parent has delivered to or made available to the Company prior to the date of this Agreement true and complete copies of any amendments to the Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Bylaws of Parent (the “Parent Bylaws”) not filed as of the date of this Agreement with the Parent Filed SEC Documents. Parent is not in violation in any material respect of any of the terms of the Parent Certificate of Incorporation or Parent Bylaws.

(b)           Corporate Authority; Non-contravention.

(i)            Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and the Statutory Merger Agreement and, subject (1) in the case of the issuance of Parent Common Shares in the Merger (the “Parent Share Issuance”), to the Parent Shareholder Approval and (2) in the case of Merger Sub, to the and the filing of the Merger Application with the Registrar and the approval and adoption of this Agreement and the Statutory Merger Agreement by Merger Sub’s sole shareholder (which approval and adoption shall occur immediately after the execution and delivery of this Agreement), to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the Statutory Merger Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject (in the case of the Parent Share Issuance) to the Parent Shareholder Approval and (in the case of Merger Sub) to the filing of the Merger Application with the Registrar and the approval and adoption of this Agreement by Merger Sub’s sole shareholder (which approval and adoption shall occur immediately after the execution and delivery of this Agreement). The Board of Directors of Parent (at a meeting duly called and held) has, by the unanimous vote of all directors of Parent: (a) determined that entering this Agreement and the Statutory Merger Agreement and consummating the Transactions, including the Parent Share Issuance, are advisable and in the best interests of, Parent and its shareholders; (b) authorized and approved the execution, delivery and performance of this Agreement and the Statutory Merger Agreement by Parent and approved the Parent Share Issuance; and (c) recommended that the shareholders of Parent approve the Parent Share Issuance, and, subject to Section 5.3(c) and Section 5.3(e), such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except for the Enforceability Exceptions.

(ii)           The execution and delivery of this Agreement and the Statutory Merger Agreement by Parent and Merger Sub do not, and the consummation of the Transactions and compliance with the provisions of this Agreement and the Statutory Merger Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries, under (A) the Parent Certificate of Incorporation or the Parent Bylaws or the comparable organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Parent or any of its subsidiaries is a party or by which Parent, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in Section 4.2(b)(iii), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Parent or (2) prevent or materially delay the consummation of any of the Transactions.

(iii)          No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Merger Sub or any other subsidiaries of Parent in connection with the execution and delivery of this Agreement or the Statutory Merger Agreement by Parent or the consummation by Parent of the Transactions, except for (A) compliance with any applicable requirements of the Antitrust Laws; (B) the filing with the SEC of (x) a proxy statement relating to the Parent Shareholders Meeting, (y) the Form S-4 and (z) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement, the Statutory Merger Agreement and the Transactions; (C) the filing of (x) the Merger Application with the Registrar pursuant to the Bermuda Companies Act and (y) appropriate documents with the relevant authorities of other states in which Parent and the Company or their respective subsidiaries are qualified to do business; (D) the approval of the United Kingdom Financial Conduct Authority in respect of the acquisition of equity securities of the entities set forth on Section 4.2(b)(iii)(D) of the Parent Disclosure Letter in connection with the Merger; (E) such filings with and approvals of the NYSE to permit the Parent Common Shares that are to be issued in the Merger to be listed on the NYSE; and (F) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Parent or (2) prevent or materially delay the consummation of any of the Transactions.

(c)            Capital Structure.

(i)            The authorized share capital of Parent consists of 600,000,000 Parent Common Shares, 2,000,000 shares of Series Preferred Stock, par value $1.00 per share (the “Parent Series Preferred Shares”) and 891,256 shares of $1.20 Convertible Preference Stock, par value $10.00 per share (the “Parent Convertible Preferred Shares”). At the close of business on November 23, 2020 (the “Parent Measurement Date”),

(A) 240,598,825 Parent Common Shares were issued and outstanding, (B) 53,039,300 Parent Common Shares were held by Parent in its treasury, (C) no Parent Series Preferred Shares or Parent Convertible Preferred Shares were issued and outstanding, (D) 53,039,300 Parent Common Shares were subject to issuance pursuant to outstanding Parent Options and (E) 285,264 Parent Common Shares were subject to issuance pursuant to Parent RSU Awards, (F) 553,093 Parent Common Shares were subject to issuance pursuant to Parent PSU Awards (assuming satisfaction of any performance vesting conditions at target levels), (G) no Parent Restricted Shares were issued and outstanding and (H) 201,093 Parent Common Shares were subject to issuance pursuant to Parent DSU Awards.

(ii)           All issued and outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.2(c) and except for changes since the Parent Measurement Date resulting from the issuance of Parent Common Shares pursuant to Parent RSU Awards, Parent PSU Awards, Parent DSU Awards or Parent Options and awards of Parent Restricted Shares, or as expressly permitted by Section 5.1(b)(iii), (A) there are not issued and outstanding (x) any shares of capital stock or other voting securities of Parent, (y) any securities of Parent, Merger Sub or any other subsidiaries of Parent convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of Parent or (z) any warrants, calls, options or other rights to acquire from Parent, Merger Sub or any other subsidiaries of Parent (including any subsidiary trust), or obligations of Parent, Merger Sub or any other subsidiaries of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of Parent, and (B) there are no outstanding obligations of Parent, Merger Sub or any other subsidiaries of Parent to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(iii)          There are no voting trusts or other agreements or understandings to which Parent, Merger Sub or any other subsidiaries of Parent is a party with respect to the voting of the capital stock or other equity interest of Parent, Merger Sub or other subsidiaries of Parent. None of Parent, Merger Sub or any other subsidiaries of Parent has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock (as applicable) that are in effect.

(d)           Subsidiaries.

(i)            The subsidiaries set forth on Section 4.2(d)(i) of the Parent Disclosure Letter are the only Significant Subsidiaries (as defined in Rule 1-

02 of Regulation S-X of the SEC) of Parent. All outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(ii)           There are no outstanding (A) securities of Parent or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries, (B) warrants, calls, options or other rights to acquire from Parent or any of its subsidiaries, or any obligation of Parent or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any subsidiary of Parent, or (C) obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of subsidiaries of Parent or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(e)           SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)            Parent and its subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2017 (the “Parent SEC Documents”). As of their respective dates, the Parent SEC Documents complied (or with respect to Parent SEC Documents filed or furnished after the date hereof, will comply) in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Parent SEC Documents, and none of the Parent SEC Documents when filed and, if applicable, at their respective effective times contained (or with respect to Parent SEC Documents filed or furnished after the date hereof, will contain) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii)           The consolidated financial statements (including all related notes and schedules) of Parent and its subsidiaries included in the Parent SEC Documents (the “Parent Financial Statements”) were prepared (or with respect to Parent Financial Statements included in Parent SEC Documents filed or furnished after the date hereof, will be prepared) in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)          Except (A) as reflected or reserved against in Parent’s audited balance sheet as of December 31, 2019 (or the notes thereto) as included in the Parent Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

(iv)          Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets. Since January 1, 2017, none of Parent, Parent’s independent accountants, the Board of Directors of Parent or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Parent, (ii) “material weakness” in the internal controls over financial reporting of Parent or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

(v)           The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(vi)          Neither Parent nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Parent and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its subsidiaries in Parent’s or such subsidiary’s published financial statements or other Parent SEC Documents.

(f)            Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Parent’s shareholders or at the time of the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g)           Absence of Certain Changes or Events.

(i)            From December 31, 2019, through the date of this Agreement, other than with respect to the Transactions, the businesses of Parent and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(ii)           Since December 31, 2019, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Parent.

(h)           Compliance with Applicable Laws; Outstanding Orders.

(i)            Parent, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Parent and its subsidiaries (the “Parent Permits”), except where the failure to have any such Parent Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Parent, Merger Sub and the other subsidiaries of Parent are in compliance with the terms of the Parent Permits and all Applicable Laws relating to Parent, Merger Sub and the other subsidiaries of Parent or their respective businesses or properties, except where the failure to be in compliance with such Parent Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(ii)           Neither Parent nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on Parent or (B) prevent or materially delay the consummation of any of the Transactions.

(i)             Litigation. There is no Action pending against or, to the knowledge of Parent, threatened in writing against or affecting Parent, Merger Sub or any other subsidiaries of Parent or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on Parent or (B) prevent or materially delay the consummation of any of the Transactions.

(j)             Benefit Plans.

(i)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (A) each of the Parent Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (B) no Parent Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA, or comparable U.S. state or foreign law; (C) all contributions or other amounts payable by Parent or its subsidiaries as of the Effective Time pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP; (D) neither Parent nor any of its subsidiaries has engaged in a transaction in connection with which Parent or its subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the knowledge of Parent, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.

(ii)           Except as set forth on Section 4.2(j)(ii) of the Parent Disclosure Letter, none of Parent, any of its subsidiaries or any of their respective ERISA

Affiliates contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or Multiple Employer Plan, and none of Parent, any of its subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iii)          Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(iv)          With respect to each Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, a “Parent Title IV Plan”), except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no such Parent Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (D) none of Parent, any of its subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (E) all premiums to the PBGC have been timely paid in full, (F) no liability (other than for premiums to the PBGC) has been or, to the knowledge of Parent, is expected to be incurred by Parent or any of its subsidiaries and (G) the PBGC has not instituted proceedings to terminate any such Parent Title IV Plan. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability following the Closing of Parent, any of its subsidiaries or any of their respective ERISA Affiliates. Since January 1, 2019, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Parent Title IV Plan, or any material change in the manner in which contributions to any Parent Title IV Plan are made or the basis on which such contributions are determined.

(v)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of Parent or its subsidiaries under any Parent Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Parent Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(vi)          No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Parent or any of its subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 or Section 4985 of the Code or any Taxes required by Section 409A or Section 457A of the Code.

(vii)          Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, all Parent Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment, and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(k)            Labor and Employment Matters.

(i)            Neither Parent nor any of its subsidiaries is a party to, or bound by, and is not currently negotiating in connection with entering into, any collective bargaining agreement or other contract with a labor union or labor organization. Neither Parent nor any of its subsidiaries is subject to a (and during the three-year period preceding the date of this Agreement, there has not been any) labor dispute, strike or work stoppage except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of its subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its subsidiaries is in compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(ii)           The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Parent or any of its subsidiaries, other than (x) any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to (i) be material to Parent or (ii) prevent the execution of this Agreement or the consummation of the Transactions or (y) any such consents or notifications that are attributable to the combined employee population resulting from the Transactions.

(l)            Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent:

(i)            (A) All Tax Returns required to be filed by Parent and its subsidiaries, have been timely filed, (B) all such Tax Returns are true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns have been paid, (D) all Taxes of Parent or its subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have, to the extent relevant or required, been properly reserved for in the Parent Financial Statements and (E) Parent and its subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(ii)           No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Parent or any of its subsidiaries has been filed or entered into with any Taxing Authority (except for automatic, or automatically granted, waivers or extensions), and no power of attorney with respect to any such Taxes has been granted to any person.

(iii)          (A) No audits or other administrative proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Parent or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim, (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Parent or any of its subsidiaries may be liable, which has not been fully paid or finally settled and (C) no claim has been made in writing by any Taxing Authority in any jurisdiction where Parent or any of its subsidiaries does not file Tax Returns that Parent or any of its subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, such jurisdiction.

(iv)          Neither Parent nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than (x) such an agreement or arrangement exclusively between or among Parent and its subsidiaries, (y) an agreement entered into in the ordinary course of business which does not relate primarily to Taxes or (z) an acquisition agreement which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which Parent (or any subsidiary of Parent) is or was the common parent corporation), (C) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of foreign, state or local Tax law or (D) has any liability for the payment of Taxes of any person (other than Parent or any of its subsidiaries) as a successor or transferee.

(v)           None of the assets of Parent or any of its subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi)          Neither Parent nor any of its subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(vii)          Neither Parent nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code (or so much of Section 356 as relates to Section 355) (A) in the two years prior to the date of this Agreement or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(viii)        Neither Parent nor any of its subsidiaries has engaged in any listed transaction, or any reportable transaction the principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax law in any other jurisdiction.

(ix)           Neither Parent nor any of its subsidiaries has taken any action or agreed to take any action, or has knowledge of any relevant fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m)           Voting Requirements. Other than the approval and adoption of this Agreement and the Statutory Merger Agreement by Merger Sub’s sole shareholder (which approval and adoption shall occur immediately after the execution and delivery of this Agreement), the Parent Shareholder Approval is the only vote of holders of any securities of Parent or its subsidiaries necessary to approve and consummate the Transactions.

(n)           Takeover Statutes and Charter Provisions. As of the date of this Agreement, no antitakeover statute or regulation applies with respect to Parent or any of its subsidiaries in connection with this Agreement, the Statutory Merger Agreement, the Merger or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Parent or any of its subsidiaries is subject, party or otherwise bound.

(o)           Intellectual Property.

(i)            Parent and its subsidiaries own, free and clear of all Liens (except Permitted Liens), or have legally enforceable and sufficient rights to use pursuant to valid licenses, sublicenses, agreements, permissions or otherwise, all Intellectual Property Rights necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(ii)           The conduct of Parent’s and its subsidiaries’ businesses, as currently conducted or as contemplated by them to be conducted, does not infringe, misappropriate, dilute or otherwise violate, and has not since January 1, 2019 infringed, misappropriated, diluted or otherwise violated, any of the Intellectual Property Rights of any third party, except for infringements, misappropriations, dilutions or other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. No claims are pending or, to the knowledge of Parent, threatened in writing adversely affecting the Intellectual Property Rights of Parent or its subsidiaries, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property Rights of Parent or any of its subsidiaries, except for infringements, misappropriations, dilutions or other violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(iii)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its subsidiaries have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Intellectual Property Rights owned by Parent or any of its subsidiaries (except for any such Trade Secrets whose value would not reasonably be expected to be impaired in any material respect by disclosure), and to the knowledge of Parent, there have been no unauthorized uses or disclosures of any such Trade Secrets.

(iv)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent, neither Parent nor any of its subsidiaries has combined any Open Source Software with any material proprietary Software, the copyright in which is owned by Parent or its subsidiaries (collectively, “Parent Software”), and distributed such combined Software in a manner that would subject the source code for the Parent Software to the terms of the license under which such Open Source Software is licensed that require the disclosure or distribution to any third party or the public of any portion of the source code for the Parent Software.

(v)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent, (i) there have been no security breaches in the information technology systems used in the business of Parent or any of its subsidiaries, and (ii) there have been no disruptions in any such information technology systems that adversely affected the operations of the business of Parent or any of its subsidiaries.

(vi)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) Parent and its subsidiaries have at all times complied, and presently comply, with applicable Privacy Legal Requirements, except where such non-compliance would not result in a liability, (ii) neither Parent nor its subsidiaries have received any written notice from any applicable Governmental Entity alleging a violation of any Privacy Legal Requirements by Parent or its subsidiaries, nor has Parent or its subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) Parent and its subsidiaries have (x) taken commercially reasonable actions (including implementing commercially reasonable technical, physical or administrative safeguards) to protect Personal Data in their possession or under their control against any unauthorized use, access or disclosure and (y) entered into written agreements with all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the business of Parent or any of its subsidiaries that obligate such persons to comply with all applicable Privacy Legal Requirements and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure; and (iv) to the knowledge of Parent, there has been no unauthorized use, access, disclosure or other security incident of or involving Personal Data collected by, used in connection with or under the control of the business of Parent or any of its subsidiaries.

(p)           Certain Contracts. Except for this Agreement, as of the date of this Agreement, neither Parent nor any of its subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(q)           Environmental Protection. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(i)            Parent and each of its subsidiaries are and have been since January 1, 2019 in compliance with all applicable Environmental Laws and neither Parent nor any of its subsidiaries has received any written communication from any person or Governmental Entity that alleges that Parent or any of its subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws.

(ii)           Parent and each of its subsidiaries have obtained or have applied for all Environmental Permits necessary for the construction or occupancy of their facilities and the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Parent and its subsidiaries are in compliance with all terms and conditions of the Environmental Permits.

(iii)          There are no Environmental Claims, pending or, to the knowledge of Parent, threatened in writing (A) against Parent or any of its subsidiaries, (B) to the knowledge of Parent, against any person or entity whose liability for any Environmental Claim Parent or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law, or (C) against any real or personal property or operations which Parent or any of its subsidiaries owns, leases or manages, or any such property formerly owned, leased or managed by any of them since January 1, 2019, in whole or in part.

(iv)          There has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against Parent or any of its subsidiaries, or, to the knowledge of Parent, against any person or entity whose liability for any Environmental Claim Parent or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(r)            Anti-Corruption Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(i)            Each of Parent and its subsidiaries, and, to the knowledge of Parent, each of their respective directors, officers, employees, agents, representatives and any other person acting on behalf of or associated with Parent or any of its subsidiaries, has since January 1, 2016 complied with the Foreign Corrupt Practices Act, The UK Bribery Act and all other Anti-Corruption Laws.

(ii)           None of Parent or any of its subsidiaries, nor, to the knowledge of Parent, any of their respective directors, officers, employees, agents or representatives, acting alone or together, has since January 1, 2016 (A) received, directly or indirectly, anything of value (including rebates, payments, commissions, promotional allowances or other economic benefits, regardless of their nature or type) from any person (including any customer, supplier, employee or agent of any customer or supplier) for the purpose of obtaining or retaining business or to otherwise achieve an improper commercial advantage, (B) offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another person or entity, to (x) any Government Official or (y) any other person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in the case of each of clauses (x) and (y), for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage or (C) made or authorized any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of foregoing clauses (x) and (y), a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware of the existence of, or a high probability of the existence of, such conduct, circumstances or results.

(iii)          None of Parent or any of its subsidiaries, or, to the knowledge of Parent, any of their respective officers, directors, employees, agents, representatives or other persons acting on their behalf, is or was a Government Official or a close family member of a Government Official.

(iv)          None of Parent or any of its subsidiaries, or, to the knowledge of Parent, any of their respective directors, officers, employees, or agents is a person that is, or is owned or controlled by persons that are (A) the subject of any Sanctions or (B) located, organized or resident in a country or territory that is the subject of Sanctions (currently, Cuba, Crimea, Iran, North Korea and Syria).  Parent and its subsidiaries are and have been since January 1, 2016 in compliance with all Export Control Laws, Anti-Money Laundering Laws and all applicable Sanctions. Since January 1, 2016, neither Parent nor any of its subsidiaries has engaged in, directly or indirectly, any dealings or transactions with any person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions.

(v)           Since January 1, 2016, neither Parent nor any of its subsidiaries has been penalized for, threatened to be charged with or given notice of, or, to Parent’s knowledge, under investigation with respect to, any violation of any Anti-Corruption Laws, Sanctions, Export Control Laws or Anti-Money Laundering Laws.

(vi)          Parent and its subsidiaries have instituted and maintain policies and procedures designed to promote and achieve compliance with Anti-Corruption Laws and Export Control Laws, Anti-Money Laundering Laws and Sanctions.

(s)           Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent: (A) Parent and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) all such real property (I) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (II) has sufficient access to a public road and (III) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable Parent Permits and Applicable Laws with respect to Parent and its subsidiaries, (C) there are no existing (or to Parent’s knowledge, threatened in writing) condemnation proceedings with respect to any such real property, and (D) with respect to all such leased real property, Parent and each of its subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither

Parent nor any of its subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(t)            Opinion of Financial Advisor. The Board of Directors of Parent has received the opinion of Goldman, Sachs & Co. LLC (the “Parent Financial Advisor”) dated the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair from a financial point of view to Parent. An executed copy of such opinion will be made available to the Company solely for informational purposes promptly after receipt thereof by the Board of Directors of Parent.

(u)           Brokers. Except for fees payable to the Parent Financial Advisor, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or its affiliates. Set forth on Section 4.2(u) of the Parent Disclosure Letter is a good faith estimate of all fees and expenses incurred or payable, or to be incurred or payable, by Parent or its subsidiaries to the Parent Financial Advisor in connection with this Agreement and the consummation of the Transactions, including the Merger.

(v)           No Merger Sub Activity. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Statutory Merger Agreement.

(w)          Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, as of the date hereof, (a) all insurance policies and contracts of Parent and its subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither Parent nor any of its subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1            Conduct of Business.

(a)           Conduct of Business by the Company. Except (x) as set forth in Section 5.1(a) of the Company Disclosure Letter, (y) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in response to COVID-19, as determined by the Company in its reasonable discretion after providing at least two business days’ written notice to Parent prior to taking or omitting to take such action or (z) as otherwise expressly contemplated by this Agreement or as consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Except as set forth in Section 5.1(a) of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or as consented to by Parent in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to:

(i)            other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its shareholder(s), declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, except the Company’s regular quarterly dividend on Company Common Shares in accordance with the Company’s dividend policy (but subject to Section 6.17), in a quarterly amount not to exceed the amount set forth in Section 5.1(a)(i) of the Company Disclosure Letter;

(ii)           (A) split, combine or reclassify any of its shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares, (B) purchase, redeem or otherwise acquire any shares of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except, solely with respect to clause (B), the acquisition of shares from a holder of a Company Equity Award under a Company Equity Plan in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any equity or equity-based awards granted under a Company Equity Plan that are outstanding on the date of this Agreement or (C) amend any term or alter any rights of any outstanding equity securities of the Company or its subsidiaries;

(iii)          issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any of its shares, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the settlement of Company Equity Awards granted under the Company Equity Plans and outstanding as of the date of this Agreement in accordance with their present terms and (B) Company Equity Awards granted in accordance with Section 5.1(a)(x)(C));

(iv)          other than in the ordinary course of business consistent with past practice, enter into any contract that would be a Company Material Contract if entered into prior to the date hereof, or amend, renew, terminate or waive any material provision of any such contract or any Company Material Contract except in connection with any amendments to, and normal renewals of, Company Material Contracts without materially adverse changes, additions or deletions of terms;

(v)           (A) merge with or enter into a consolidation with or otherwise acquire any equity interests in any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business that is material to the Company and its subsidiaries (taken as a whole), except (w) in the case of clauses (A), (B) and (C), transactions solely among the Company and one or more of its wholly owned subsidiaries or solely among the Company’s wholly owned subsidiaries, (x) in the case of clause (C) in the ordinary course of business consistent with past practice, (y) in the case of clauses (A) and (C), in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $100,000,000 and (z) each of clauses (A), (B) and (C) are subject to the restrictions set forth in Section 6.3;

(vi)          (A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties of the Company or any of its subsidiaries, or (B) mortgage or pledge any material assets or material properties of the Company or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (x) the sale or transfer of any assets and properties associated with discontinued operations or (y) non-exclusive licenses or sublicenses granted in the ordinary course of business and consistent with past practice;

(vii)         create, incur or assume any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for (A) indebtedness incurred in the ordinary course of business and consistent with past practice under the Company’s current borrowing agreements and facilities not to exceed $500,000,000 in the aggregate, (B) any inter-company indebtedness in the ordinary course of business consistent with past practice solely involving the Company and/or its direct or indirect wholly-owned subsidiaries, (C) indebtedness to replace or refinance existing credit facilities or other existing indebtedness, in each case at maturity and without increasing the principal amount thereunder (except to the extent such increase represents accrued interest and fees and expenses on the refinanced indebtedness and customary underwriting, arrangement, or similar fees and related expenses), provided that no such refinancing indebtedness shall subject the Company or any of its subsidiaries to material prepayment obligations or other penalties, or (D) guarantees by the Company of indebtedness for borrowed money of its subsidiaries, which indebtedness is otherwise incurred in compliance with this Section 5.1(a)(vii);

(viii)        without limiting Section 6.13, waive, release, assign, settle or compromise any pending or threatened Action other than (A) the settlement of such Actions involving only the payment of monetary damages by the Company or any of its subsidiaries of any amount not to exceed $10,000,000 individually or $30,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct by the Company, Parent or their respective affiliates or a finding or admission of a violation of Law by the Company, Parent or their respective affiliates;

(ix)          (A) make, change or revoke any material Tax election, (B) settle or compromise any material Tax audit, claim or liability in an amount materially in excess of the amount reserved therefor in the Company Financial Statements as of the date hereof, (C) amend any material Tax Return if such amendment would reasonably be expected to result in a material Tax liability, (D) enter into any material closing agreement (or similar agreement) related to Taxes, (E) knowingly surrender any right to claim any material Tax refund or (F) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes;

(x)           except as required by Applicable Law or any Company Benefit Plan, (A)increase the compensation or benefits payable or to be provided to any of its directors, officers, employees or consultants (other than increases in annual base salaries and incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice, excluding increases for any individual at the level of senior vice president or above (except for such increases previously provided to Parent); provided, that the aggregate increases in base salary for all individuals below the level of senior vice president shall not exceed 3.1% of the Company’s total compensation budget for fiscal year 2020 in the aggregate, (B)grant or increase to any of its directors, officers, employees or consultants any severance, termination, change in control or retention pay (other than the payment of severance in connection with the termination of employment of employees occurring in the ordinary course of business consistent with past practice and based on the terms of the applicable Company Benefit Plan as in effect on the date of this Agreement), (C)grant any equity or equity-based awards, (D) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation in the ordinary course of business consistent with past practice), (E)enter into any employment, severance, retention or change in control agreement with any of its directors, officers, employees or consultants (other than offer letters that do not provide for severance, retention or change in control payments or benefits, and severance or separation agreements entered into in connection with severance payments to be made in accordance with clause (B) above), (F) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan (or a plan or arrangement that would be a Company Benefit Plan if in existence as of the date hereof), (G)take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees or consultants or (H) hire any officer or employee at the level of vice president or above or any individual consultant with annual compensation in excess of $300,000;

(xi)          change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with the Company’s outside auditor, or (B) as required by Applicable Law;

(xii)          make or authorize any payment of, commitment for, or accrual of aggregate capital expenditures for any 12-month period that are greater than 110% of the amount set forth on Section 5.1(a)(xii) of the Company Disclosure Letter;

(xiii)        other than in respect of and limited to the exchange of Parent Common Shares (and any cash in lieu of fractional shares) for Company Common Shares pursuant to the Merger, enter into any agreement with the EBT Trustee, provide any form of recommendation, instruction, expression of wishes or request to the EBT Trustee which may cause or have the intention of causing the EBT Trustee to take action or to enter into any agreement in relation to the EBT Shares, including in relation to the satisfaction of any Company Equity Awards, nor file, or amend, a registration statement on Form S-8 (or any successor or other appropriate form) of the Company in order to register any of the EBT Shares or otherwise transfer any of the EBT Shares;

(xiv)         amend the Company Certificate of Incorporation, Company Memorandum of Association or Company Bye-laws; or

(xv)         authorize, or commit or agree to take, any of the foregoing actions.

(b)           Conduct of Business by Parent. Except (x) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (y) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in response to COVID-19, as determined by Parent in its reasonable discretion after providing at least two business days’ written notice to Parent prior to taking or omitting to take such action or (z) as otherwise expressly contemplated by this Agreement or as consented to by the Company in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as otherwise expressly contemplated by this Agreement or as consented to by the Company in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its subsidiaries to:

(i)            other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Parent to its shareholder(s), declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its shares or capital stock, except Parent’s regular quarterly dividend on the Parent Common Shares in accordance with Parent’s dividend policy (but subject to Section 6.17), in a quarterly amount not to exceed the amount set forth in Section 5.1(b)(i) of the Parent Disclosure Letter;

(ii)           (A) split, combine or reclassify any of its shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (B) purchase, redeem or otherwise acquire from any Person other than Parent and its subsidiaries any shares of any of Parent’s subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities or (C) amend any term or alter any rights of any outstanding equity securities of Parent or its subsidiaries;

(iii)          issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the settlement of Parent Equity Awards granted under the Parent Equity Plans and outstanding as of the date of this Agreement in accordance with their present terms and (B) any issuance or grant of Parent Equity Awards in the ordinary course of business consistent with past practice);

(iv)          (A) merge with or enter into a consolidation with or otherwise acquire any equity interests in any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business that is material to Parent and its subsidiaries (taken as a whole), except (w) in the case of clauses (A), (B) and (C), transactions solely among Parent and one or more of its wholly owned subsidiaries or solely among Parent’s wholly owned subsidiaries, (x) in the case of clause (C) in the ordinary course of business consistent with past practice, (y) in the case of clauses (A) and (C), in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $200,000,000 and (z) each of clauses (A), (B), (C) and (D) are subject to the restrictions set forth in Section 6.3;

(v)           (A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties of Parent or any of its subsidiaries, or (B) mortgage or pledge any material assets or material properties of Parent or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (x) the sale or transfer of any assets and properties associated with discontinued operations or (y) non-exclusive licenses or sublicenses granted in the ordinary course of business and consistent with past practice;

(vi)          change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with Parent’s outside auditor, or (B) as required by Applicable Law;

(vii)         amend the Parent Certificate of Incorporation or the Parent Bylaws in any manner that would be adverse in any material respect to the holders of Company Common Shares (after giving effect to the Merger); or

(viii)        authorize, or commit or agree to take, any of the foregoing actions.

(c)           Other Actions. Except as required by law, during the period from the date of this Agreement to the Effective Time, neither the Company nor Parent shall, nor shall either permit any of its subsidiaries to, take any action that would, or that would reasonably be expected to, prevent or materially delay the satisfaction of any of the conditions to the Merger set forth in Article VII.

(d)           Financing Cooperation.

(i)            During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries and its and their respective officers, directors, employees and Representatives to, cooperate in good faith to implement any necessary, appropriate or desirable arrangements in connection with the Company’s and its subsidiaries credit facilities, indentures or other documents governing or relating to indebtedness with respect to any financing matters related to the Transactions, including, without limitation, the repayment of indebtedness under, and termination of, the Company’s credit facilities upon Closing and any Debt Offers, or similar transactions in connection with the Company’s debt securities, in each case, so long as the effectiveness of such arrangements is conditioned upon the consummation of the Merger.

(ii)           In furtherance of the foregoing, Parent (or a subsidiary of Parent) will be permitted, in consultation with the Company, to commence and conduct offers to purchase or exchange, and conduct consent solicitations with respect to, any or all of the outstanding series of senior notes of the Company (the “Company Notes”), the consummation or completion of which shall be conditioned upon the Closing and which offers to purchase or exchange or consent solicitations shall have such other terms and conditions, including pricing terms and amendments to the terms and provisions of the applicable indenture, as are specified, from time to time, by Parent in consultation with the Company (each, a “Debt Offer” and collectively, the “Debt Offers”) and which are permitted by the terms of such Company Notes, the applicable indentures and applicable Law, including the rules and regulations of the SEC. Parent (or a subsidiary of Parent) shall not be permitted to commence any Debt Offer unless Parent shall have provided the Company with the necessary offer to purchase, consent solicitation statement, letter of transmittal or press release, if any, in connection with the Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on such Debt Offer Documents (which comments shall be considered in good faith by Parent). Subject to the receipt of the requisite holder consents, in connection with any or all of the consent solicitations, the Company shall execute a supplemental indenture to the Company’s indentures in accordance with the terms thereof amending the terms and provisions thereof as described in the applicable Debt Offer documents in a form as reasonably requested by Parent; provided that the amendments effected by such supplemental indentures shall be conditioned upon, and shall not become operative until, the Closing. In connection with any such Debt Offers, the Company shall use reasonable best efforts to (i) deliver and to cause counsel for the Company to deliver, customary legal opinions, to the extent such opinions would not conflict with Applicable Law and would be accurate in light of the facts and circumstances at the time delivered and (ii) cause the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Debt Offers. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offers will be selected by Parent after consultation with the Company and their fees and out-of-pocket expenses will be paid directly by Parent.

(iii)          The Company acknowledges and agrees that it may be necessary for Parent and its subsidiaries to enter into financing transactions (including, without limitation, the raising of new financing, the refinancing of existing indebtedness, the retirement, prepayment or redemption of existing indebtedness, producing amendments, amendment and restatements, modifications, waivers or consents in relating to existing indebtedness and/or launch and consummating the Debt Offers) (any such transaction, a “Financing Transaction”). In connection with any Financing Transaction, the Company shall, and shall cause its subsidiaries and their respective officers, directors, employees and Representatives to, cooperate and use its and their reasonable best efforts to provide such information and documentation as may be necessary or reasonably desirable in connection with the structuring, marketing and execution of any Financing Transaction, including (A) participating in meetings and due diligence sessions and rating agency presentations in connection with the Financing Transaction and preparing materials in connection therewith, (B) assisting with the preparation of any portion of the disclosure in relation to the Financing Transaction that relates to the Merger or the Transactions (including any historical and pro forma financial information and operational data), (C) executing and delivering any pledge and security document, guarantees, indentures, other definitive financing documents, and other certificates or documents and legal opinions as may be reasonably requested (provided such documents will not take effect until the Effective Time) and (D) delivering, or procuring the delivery of, such information, certificates, authorization letters, comfort letters, representation letters and other documents as may be necessary or desirable (including, without limitation, any investment or commercial banks appointed in any capacity with respect to any Financing Transaction). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Company’s preparation of its annual and quarterly financial statements and any amount in respect of such costs and expenses for which the Company (or, if relevant, any member of a group for VAT purposes of which it is a member) is entitled to credit as input tax) incurred by the Company or its subsidiaries or their respective representatives in connection with this Section 5.1(d) (including such Financing Transaction).

(iv)          Notwithstanding anything to the contrary in this Section 5.1(d), the Company shall not be required to (x) enter into any Financing Transaction prior to the Effective Time that is not conditioned upon the consummation of the Merger or (y) disclose any information pursuant to this Section 5.1(d) to the extent that (A) in the reasonable good faith judgment of the Company, any Applicable Law requires the Company or its subsidiaries to restrict or prohibit access to any such information, (B) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or (C) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (A) through (C) of this Section 5.1(d)(iv), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and Parent and (3) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege.

(v)           Parent shall indemnify and hold harmless the Company, its subsidiaries and their respective officers, directors, employees and Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them of any type (other than to the extent resulting from information provided to Parent in writing by the Company or its subsidiaries) in connection with the Company’s obligations under this Section 5.1(d), except in the event that such loss, damage, claim, cost or expense arises out of or results from the gross negligence, willful misconduct or bad faith by the Company or its subsidiaries in fulfilling their obligations pursuant to this Section 5.1(d).

Section 5.2            No Solicitation by the Company.

(a)           The Company shall not, shall not authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative (each, a “Representative”) retained by it or any of its controlled affiliates not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Company Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 5.2; provided, however, that if, at any time prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that did not result from a material breach of this Section 5.2(a) constitutes or could reasonably be expected to result in a Company Superior Proposal, subject to compliance with Section 5.2(d), the Company and its Representatives may (A) furnish information with respect to the Company and its subsidiaries to the person (or group of persons) making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms (including as to confidentiality and “standstill” terms) generally no less restrictive than the terms of the confidentiality agreement, dated October 19, 2020, as amended, entered into between the Company and Parent (the “Confidentiality Agreement”)

(provided that such “standstill” terms may be waived by the Board of Directors of the Company if it determines, in consultation with outside counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law), and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its Representatives and financing sources). For purposes of this Agreement, “Company Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) or its or their equityholders, other than Parent and its subsidiaries (including Merger Sub), (such person (or group of persons) or its or their equityholders, a “Company Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 20% or more of the issued and outstanding Company Common Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, whether from the Company or pursuant to a tender offer, exchange offer, merger, consolidation, amalgamation, share exchange, scheme of arrangement, combination or otherwise or (ii) any transaction or series of transactions pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, assets (including for this purpose the outstanding equity securities of subsidiaries of the Company or any entity surviving any merger, consolidation, amalgamation, share exchange, scheme of arrangement or combination including any of them) or businesses of the Company or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its subsidiaries taken as a whole, whether from the Company or pursuant to a merger, consolidation, amalgamation, share exchange, scheme of arrangement, combination or otherwise.

(b)           Except as permitted by Section 5.2(c) or Section 5.2(e), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement or the Statutory Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “Company Recommendation Change”), or (iii) cause or permit the Company or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Company Alternative Transaction or requiring, or reasonably likely to cause, the Company to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Merger or any of the other transactions contemplated by this Agreement (other than a confidentiality agreement referred to in Section 5.2(a)).

(c)           Notwithstanding the foregoing, in the event that prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company determines in good faith, after it has received a Company Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of the Company may (subject to this and the following sentences) effect a Company Recommendation Change, but only at a time that is after the fourth business day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company has received a Company Superior Proposal specifying the material terms and conditions of such Company Superior Proposal (and a copy of such proposal if in writing), identifying the person making such Company Superior Proposal and stating that it intends to make a Company Recommendation Change; provided that in the event of any subsequent modification to the material terms and conditions of such Company Superior Proposal, the Board of Directors of the Company may only effect a Company Recommendation Change, after the later of (x) the fourth business day following Parent’s receipt of the initial written notice advising Parent of the Company Superior Proposal and (y) the second business day following Parent’s receipt of written notice from the Company advising Parent of the modification to such terms and conditions; provided further that during such four or two business day notice period, as applicable, the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that the proposal to enter into a Company Alternative Transaction no longer constitutes a Company Superior Proposal. For purposes of this Agreement, a “Company Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Company Third Party to enter into a Company Alternative Transaction (with all references to 20% in the definition of Company Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.2(a), (B) is on terms that the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the Company’s shareholders than the Transactions, taking into account all relevant factors (including any changes to this Agreement that may be proposed by Parent in response to such proposal to enter into a Company Alternative Transaction and the identity of the person making such proposal to enter into a Company Alternative Transaction), and (C) is reasonably likely to be completed on its terms, taking into account all financial, regulatory, legal and other aspects of such proposal.

(d)           In addition to the other obligations of the Company set forth in this Section 5.2, the Company shall promptly, and in any event within 24 hours of receipt thereof, advise Parent orally and in writing of any request for information or of any proposal relating to a Company Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto and, if in writing, a copy of such proposal) and the identity of the person making such request or proposal. The Company shall (i) keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between the Company or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case that describes in any material respect any of the material terms or conditions of any such request or proposal.

(e)           Notwithstanding the foregoing, prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company may effect a Company Recommendation Change in response to a Company Intervening Event if the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, but only at a time that is after the fourth business day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to make a Company Recommendation Change in response to a Company Intervening Event and specifying in reasonable detail the facts and circumstances that render a Company Recommendation Change necessary; provided that during such four business day notice period the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement and after such four business day notice period, the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to effect a Company Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. For purposes of this Agreement, “Company Intervening Event” means any material Effect occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to the Board of Directors or executive officers of the Company as of or prior to the date of this Agreement, and (ii) does not relate to or involve any Company Alternative Transaction; provided that (A) in no event shall any action taken by the parties pursuant to the affirmative covenants set forth in Section 6.3, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event and (B)in no event shall any Effect that would fall within any of the exceptions to the definition of “Material Adverse Effect” constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event.

(f)            Nothing contained in this Section 5.2 shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder and (ii) making any required disclosure to the shareholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, however, that any such disclosure or statement that constitutes or contains or would reasonably be likely to have the effect of a Company Recommendation Change shall be subject to the provisions of Section 5.2(b).

(g)           The Company agrees that in the event any of its controlled affiliates or any officer, director, employee or Representative of the Company or any of its controlled affiliates acting on behalf of the Company or any of its controlled affiliates takes any action that, if taken by the Company, would constitute a breach of this Section 5.2, the Company shall be deemed to be in breach of this Section 5.2.

Section 5.3            No Solicitation by Parent.

(a)           Parent shall not, shall not authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any Representative retained by it or any of its controlled affiliates not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Parent Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Parent Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 5.3; provided, however, that if, at any time prior to obtaining the Parent Shareholder Approval, the Board of Directors of Parent determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that did not result from a material breach of this Section 5.3(a) constitutes or could reasonably be expected to result in a Parent Superior Proposal, subject to compliance with Section 5.3(d), Parent and its Representatives may (A) furnish information with respect to Parent and its subsidiaries to the person (or group of persons) making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to the Company or is provided to the Company prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms (including as to confidentiality and “standstill” terms) generally no less restrictive than the terms of the Confidentiality Agreement (provided that such “standstill” terms may be waived by the Board of Directors of Parent if it determines, in consultation with outside counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law) and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its Representatives and financing sources). For purposes of this Agreement, “Parent Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) or its or their equityholders, other than the Company and its subsidiaries (such person (or group of persons) or its or their equityholders, a “Parent Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 20% or more of the issued and outstanding Parent Common Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Parent, whether from Parent or pursuant to a tender offer, exchange offer, merger, consolidation, amalgamation, share exchange, scheme of arrangement, combination or otherwise or (ii) any transaction or series of transactions pursuant to which any Parent Third Party acquires or would acquire, directly or indirectly, assets (including for this purpose the outstanding equity securities of subsidiaries of Parent or any entity surviving any merger, consolidation, amalgamation, share exchange, scheme of arrangement or combination including any of them) or businesses of Parent or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Parent and its subsidiaries taken as a whole, whether from Parent or pursuant to a merger, consolidation, amalgamation, share exchange, scheme of arrangement, combination or otherwise.

(b)           Except as permitted by Section 5.3(c) or Section 5.3(e), neither the Board of Directors of Parent nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to the Company, the approval or recommendation by such Board of Directors or such committee of the Parent Share Issuance, (ii) approve or recommend, or propose publicly to approve or recommend, any Parent Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “Parent Recommendation Change”), or (iii) cause or permit Parent or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Parent Alternative Transaction or requiring, or reasonably likely to cause, Parent to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Merger or any of the other transactions contemplated by this Agreement (other than a confidentiality agreement referred to in Section 5.3(a)).

(c)           Notwithstanding the foregoing, in the event that prior to obtaining the Parent Shareholder Approval, the Board of Directors of Parent determines in good faith, after it has received a Parent Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of Parent may (subject to this and the following sentences) effect a Parent Recommendation Change, but only at a time that is after the fourth business day following the Company’s receipt of written notice from Parent advising the Company that the Board of Directors of Parent has received a Parent Superior Proposal specifying the material terms and conditions of such Parent Superior Proposal (and a copy of such proposal if in writing), identifying the person making such Parent Superior Proposal and stating that it intends to make a Parent Recommendation Change; provided that in the event of any subsequent modification to the material terms and conditions of such Parent Superior Proposal, the Board of Directors of Parent may only effect a Parent Recommendation Change, after the later of (x) the fourth business day following the Company’s receipt of the initial written notice advising the Company of the Parent Superior Proposal and (y) the second business day following the Company’s receipt of written notice from Parent advising the Company of the modification to such terms and conditions; provided further that during such four or two business day notice period, as applicable, Parent engages (to the extent requested by the Company) in good faith negotiations with the Company to amend this Agreement in such a manner that the proposal to enter into a Parent Alternative Transaction no longer constitutes a Parent

Superior Proposal. For purposes of this Agreement, a “Parent Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Parent Third Party to enter into a Parent Alternative Transaction (with all references to 20% in the definition of Parent Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.3(a), (B) is on terms that the Board of Directors of Parent determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to Parent’s shareholders than the Transactions, taking into account all relevant factors (including any changes to this Agreement that may be proposed by the Company in response to such proposal to enter into a Parent Alternative Transaction and the identity of the person making such proposal to enter into a Parent Alternative Transaction) and (C) is reasonably likely to be completed on its terms, taking into account all financial, regulatory, legal and other aspects of such proposal.

(d)           In addition to the other obligations of Parent set forth in this Section 5.3, Parent shall promptly, and in any event within 24 hours of receipt thereof, advise the Company orally and in writing of any request for information or of any proposal relating to a Parent Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto and, if in writing, a copy of such proposal) and the identity of the person making such request or proposal. Parent shall (i) keep the Company reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to the Company as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between Parent or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case that describes in any material respect any of the material terms or conditions of any such request or proposal.

(e)           Notwithstanding the foregoing, prior to obtaining the Parent Shareholder Approval, the Board of Directors of Parent may effect a Parent Recommendation Change in response to a Parent Intervening Event if the Board of Directors of Parent determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, but only at a time that is after the fourth business day following the Company’s receipt of written notice from Parent advising the Company that the Board of Directors of Parent intends to make a Parent Recommendation Change in response to a Parent Intervening Event and specifying in reasonable detail the facts and circumstances that render a Parent Recommendation Change necessary; provided that during such four business day notice period Parent engages (to the extent requested by the Company) in good faith negotiations with the Company to amend this Agreement and after such four business day notice period, the Board of Directors of Parent determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to effect a Parent Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. For purposes of this Agreement, “Parent Intervening Event” means any material

Effect occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to the Board of Directors or executive officers of Parent as of or prior to the date of this Agreement, and (ii) does not relate to or involve any Parent Alternative Transaction; provided that (A) in no event shall any action taken by the parties pursuant to the affirmative covenants set forth in Section 6.3, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event and (B) in no event shall any Effect that would fall within any of the exceptions to the definition of “Material Adverse Effect” constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event.

(f)            Nothing contained in this Section 5.3 shall prohibit Parent from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder and (ii) making any required disclosure to the shareholders of Parent if the Board of Directors of Parent determines in good faith, after consultation with its outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, however, that any such disclosure or statement that constitutes or contains or would reasonably be likely to have the effect of a Parent Recommendation Change shall be subject to the provisions of Section 5.3(b).

(g)           Parent agrees that in the event any of its controlled affiliates or any officer, director, employee or Representative of Parent or any of its controlled affiliates acting on behalf of Parent or any of its controlled affiliates takes any action that, if taken by Parent, would constitute a breach of this Section 5.3, Parent shall be deemed to be in breach of this Section 5.3.

Article VI

ADDITIONAL AGREEMENTS

Section 6.1            Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders’ Meetings.

(a)           As soon as practicable following the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement, and Parent shall prepare and cause to be filed with the SEC the Form S-4 with respect to the Parent Common Shares issuable in the Merger, in which the Joint Proxy Statement shall be included as a prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement received from the SEC. Parent and the Company shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 prior to filing such with the SEC, and with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement or the Form S-4 shall be made without the approval of both Parent and the Company, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to a Company Recommendation Change or a Parent Recommendation Change. The Company shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s shareholders, and Parent shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Parent’s shareholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each party shall advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company, Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the shareholders of the Company and shareholders of Parent.

(b)           The Company shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) in accordance with the Bermuda Companies Act and the Company Bye-laws for the purpose of obtaining the Company Shareholder Approval and shall, subject to the provisions of Section 5.2(c) and Section 5.2(e), through its Board of Directors, recommend to its shareholders the approval of this Agreement and the Statutory Merger Agreement and the consummation of the Merger and the other Transactions. The Company may only postpone or adjourn the Company Shareholders Meeting (i) if necessary to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval, (ii) due to the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of the Company prior to the Company Shareholders Meeting; provided, however, that the Company shall postpone or adjourn the Company Shareholders Meeting up to two times for up to thirty days each time upon the written request of Parent if necessary to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval.

(c)           Parent shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its shareholders (the “Parent Shareholders Meeting”) in accordance with the New York Business Corporation Law and the Parent Bylaws for the purpose of obtaining the Parent Shareholder Approval and shall, subject to the provisions of Section 5.3(c) and Section 5.3(e), through its Board of Directors, recommend to its shareholders the approval of the Parent Share Issuance. Parent may only postpone or adjourn the Parent Shareholders Meeting (i) if necessary to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval, (ii) due to the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Parent prior to the Parent Shareholders Meeting; provided, however, that Parent shall postpone or adjourn the Parent Shareholders Meeting up to two times for up to thirty days each time upon the written request of the Company if necessary to solicit additional proxies for the purpose of obtaining the Parent Shareholders Approval.

(d)           The Company and Parent shall use reasonable best efforts to hold the Company Shareholders Meeting and the Parent Shareholders Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(e)           The only matters to be voted upon at each of the Company Shareholders Meeting and the Parent Shareholders Meeting are (i) in the case of the Company, the approval of this Agreement, the Statutory Merger Agreement and the Transactions, (ii) in the case of Parent, the Parent Share Issuance, (iii) any adjournment or postponement of the Company Shareholders Meeting or the Parent Shareholders Meeting, as applicable, and (iv) any other matters as are required by Applicable Law.

Section 6.2            Access to Information; Confidentiality. Subject to the Confidentiality Agreement and subject to Applicable Law, upon reasonable notice, the Company and Parent shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the Effective Time, to all their respective properties, books, contracts, commitments, people (including for purposes of talent assessments, organizational design workshops and planning workshops) and records (provided that such access shall not unreasonably interfere with the business or operations of such party), and during such period, the Company and Parent shall, and shall cause each of its subsidiaries to, furnish promptly to other party all information concerning its business, properties and people as such other party may reasonably request; provided, however, that, the extent of the Company’s rights under this Section 6.2 shall take into account the contemplated involvement of officers of the Company with respect to the management of Parent and its subsidiaries following the Closing; provided, further, that the foregoing shall not require the Company or Parent to disclose any information pursuant to this Section 6.2 to the extent that (i) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information would result in the loss of attorney-client privilege to the benefit for such party; provided, further, that with respect to clauses (i) through (iii) of this Section 6.2, the Company or Parent, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company or Parent and (3) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. No review pursuant to this Section 6.2 shall affect any representation or warranty given by the other party hereto. Each of the Company and Parent shall hold, and shall cause its respective affiliates, officers, employees and Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

Section 6.3            Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following the date hereof, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts in (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities, including any required action or non-action under the Antitrust Laws (the “Required Consents”) prior to the Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties, (iii) the contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement, (v) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger and (vi) unless there has been a Company Recommendation Change made in compliance with Section 5.2(c) or Section 5.2(e) (in the case of the Company’s obligation to use its reasonable best efforts) or a Parent Recommendation Change made in compliance with Section 5.3(c) or Section 5.3(e) (in the case of Parent’s obligation to use its reasonable its best efforts), obtaining the Company Shareholder Approval and the Parent Shareholder Approval. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, (ii) appropriate filings, if any are required, pursuant to foreign Antitrust Laws as promptly as practicable, and (iii) all other necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the Antitrust Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the Antitrust Laws and the receipt of the Required Consents as soon as practicable. The parties agree that the use of “reasonable best efforts” in this Section 6.3 shall include proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (x) the sale, divestiture or disposition of such assets or businesses of the parties or their subsidiaries or affiliates and (y) restrictions, or actions that after the Effective Time would limit the Company’s or Parent’s or their subsidiaries’ or affiliates’ freedom of action or operations with respect to, or their ability to retain, one or more of its or their subsidiaries’ businesses, product lines or assets, in each case (A) as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions, (B) conditioned upon the consummation of the Merger, and (C) unless such sale, divestiture, disposition, restriction or action would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Parent, the Company and their respective subsidiaries, taken as a whole, provided, however, that for this purpose, Parent, the Company and their respective subsidiaries, taken as a whole, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its subsidiaries, taken as a whole, as of the date of this Agreement (a “Regulatory Material Adverse Effect”).

(b)           The parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law or approval of any Governmental Entity prior to their submission. Each of the parties shall (i) promptly notify the other party of any communication inquiry or investigation received by that party from, or given by it to, any Governmental Entity and, subject to Applicable Law, permit the other party to review in advance any proposed communication to any such Governmental Entity and incorporate the other party’s reasonable comments, (ii) not agree to participate in any meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Merger unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein and (iii) promptly furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the Merger in order for such other party to meaningfully consult and participate in accordance with the preceding clauses (i) and (ii), provided that materials furnished pursuant to this Section 6.3(b) may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Section 6.4            Indemnification, Exculpation and Insurance.

(a)           From and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its subsidiaries as a director or officer of another person (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors of officers occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent as such Indemnified Parties are indemnified as of the date of this Agreement by the Company pursuant to the Company Bye-Laws or the governing or organizational documents of any subsidiary of the Company and any indemnification agreements in existence as of the date of this Agreement. In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company or Parent to the same extent as such Indemnified Parties are entitled to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company Bye-Laws, the governing or organizational documents of any subsidiary of the Company and any indemnification agreements in existence as of the date of this Agreement; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by Applicable Law, the Company Bye-laws, and any indemnification agreements in existence as of the date of this Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (ii) Parent shall, and shall cause its subsidiaries to, cooperate in the defense of any such matter. In the event that Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and/or the Surviving Company, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent and/or the Surviving Company, as applicable, assume the obligations set forth in this Section 6.4.

(b)           For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any of their subsidiaries or provide substitute policies for not less than the existing coverage and which have other terms not less favorable to the insured persons than the existing terms with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Parent or the Surviving Company be required to pay with respect to such insurance policies (or substitute insurance policies) of the Company in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the twelve months prior to the Effective Time (the “Maximum Amount”), and if Parent or the Surviving Company is unable to obtain the insurance required by this Section 6.4, it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount in respect of each policy year within such period; provided that in lieu of the foregoing, the Company may, in consultation with Parent, obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Maximum Amount.

(c)           The provisions of this Section 6.4 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.5            Fees and Expenses. Except as set forth in this Section 6.5 and in Section 8.2, all fees and expenses incurred in connection with the Merger, this Agreement, the Statutory Merger Agreement and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that Parent shall bear and pay the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such costs and expenses, and any amount in respect of such costs and expenses for which the Company (or, if relevant, any member of a group for VAT purposes of which it is a member) is entitled to credit as input tax) incurred by the parties hereto in connection with (i) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees), (ii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees) and (iii) the matters contemplated by Section 5.1(d) (including any commitment fees, consent fees or other similar fees).

Section 6.6            Public Announcements. The Company, Parent and Merger Sub shall consult with each other before issuing any press release or Financing Disclosure or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or Financing Disclosure or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) any such press release, Financing Disclosure or public statement as may be required by Applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to consult with the other party, (b) the first sentence of this Section 6.6 shall not apply with respect to a Company Recommendation Change (or any responses thereto), a Parent Recommendation Change (or any responses thereto) or a communication made pursuant Section 5.2(f) or Section 5.3(f) (or any responses thereto), (c) the first sentence of this Section 6.6 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement, (d) the first sentence of this Section 6.6 shall not apply in respect of any such content that has been previously consented to by the other party, or otherwise exempted from this Section 6.6, to the extent replicated in whole or in part in any subsequent press release or other announcement, and (e) the first sentence of this Section 6.6 shall not apply to any public statement regarding the Transactions in response to questions from the press, analysts, investors or those attending industry conferences, or to internal announcements to employees, so long as such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.6 and do not reveal material nonpublic information regarding this Agreement or the Transactions. As used above, “Financing Disclosure” means any reference to, or information in connection with, the Merger and the Transactions that is included in any documents to be filed with any person (including the SEC), issued, published and/or distributed by the Company, Parent or Merger Sub in connection with any financing transaction to be entered into by any of those parties.

Section 6.7            Exchange Listing. Parent shall use reasonable best efforts to cause the Parent Common Shares issuable under Article III to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 6.8            Delisting. Each of the parties hereto agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist the Company Common Shares from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.9            Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the Transactions, each of the parties hereto and its respective Board of Directors shall (i) grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transactions.

Section 6.10          Conveyance Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time, and shall reasonably cooperate in attempting to minimize the amount of such Taxes.

Section 6.11          Employee Benefits.

(a)           From and after the Effective Time, Parent shall honor, or shall cause one of its subsidiaries (including the Company) to honor, all contractual obligations under the Company Benefit Plans and Parent Benefit Plans (including, without limitation, and in accordance with the terms thereof, the arrangements identified on Section 6.11 of the Company Disclosure Letter, as applicable). Effective as of the Effective Time and for a period of twelve months thereafter, Parent shall provide to each employee of the Company and its subsidiaries who continues to be employed by Parent or any subsidiary thereof (including the Company or any of its subsidiaries) total compensation (target, where applicable) and benefits that are, in the aggregate, substantially comparable to those in effect for such employee immediately prior to the Closing; provided, however, that such employee’s base salary or wage rate shall be no less than the base salary or wage rate provided to such employee immediately prior to the Closing.

(b)           For all purposes under the employee benefit plans of Parent and its subsidiaries (including the Company and its subsidiaries) providing benefits to any Continuing Employee after the Effective Time (the “New Plans”), and subject to Applicable Law, each Continuing Employee shall be credited with his or her years of service with the Company, Parent or any of their respective subsidiaries, as the case may be, before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plans or Parent Benefit Plans, as applicable, except to the extent such credit would result in a duplication of benefits and except for benefit accruals under any defined benefit pension plan. In addition, and without limiting the generality of the foregoing, and subject to any Applicable Law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan or Parent Benefit Plan, as applicable, in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent or the Company, as applicable, shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and Parent or the Company, as applicable, shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)           Nothing contained in this Section 6.11 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of the Company or Parent or any of their subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any Continuing Employee or former employee) other than the parties to this Agreement or create any right to employment or continued employment or to a particular term or condition of employment with the Company or Parent or any of their subsidiaries, or any of their respective affiliates, or (iv) limit the right of the Company or Parent (or any of their subsidiaries) to terminate the employment or service of any employee or other service provider following the Closing Date at any time and for any or no reason.

Section 6.12           Section 16(b). The Company and Parent shall each take all such steps as are reasonably necessary to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection herewith by any individual who is a director or officer of the Company or at the Effective Time will become a director or officer of Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13           Certain Litigation. Each party shall promptly advise the other party of any litigation commenced after the date hereof against such party or any of its directors (in their capacity as such) by any shareholders of such party (on their own behalf or on behalf of such party) relating to this Agreement or the Transactions, and shall keep the other party reasonably informed regarding any such litigation. Such party shall give the other party the opportunity to participate in the defense or settlement of any such litigation brought by any shareholders, and no such settlement shall be agreed to without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.14           Obligations of Merger Sub and the Surviving Company. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.15           Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent, at or prior to the Effective Time, resignations, effective upon the Effective Time, executed by each director of the Company in office immediately prior to the Effective Time.

Section 6.16           Tax Matters.

(a)           For U.S. federal income Tax purposes, Parent, Merger Sub and the Company intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code. Parent, Merger Sub and the Company shall (A) use reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Parent and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (B) not, and shall not permit or cause any of its respective subsidiaries to, take any action that could, or agree to take any action that could, reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Sections 368(a) of the Code. Unless otherwise required by Applicable Law, (x) the parties shall treat, for U.S. federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and (y) no party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding any provision in this Agreement to the contrary, none of Parent, the Company or any subsidiary of either Parent or the Company shall have any liability or obligation to any holder of Company Common Shares should the Merger fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

(b)           With respect to the U.S. federal income tax treatment of the Merger, Parent shall use commercially reasonable efforts to deliver to Wachtell, Lipton, Rosen & Katz (or such other nationally recognized counsel as may be reasonably acceptable to Parent), counsel to Parent (“Parent’s Counsel”), and Davis Polk & Wardwell LLP (or such other nationally recognized counsel as may be reasonably acceptable to the Company), counsel to the Company (“Company’s Counsel”), one or more customary representation letters, if requested, dated as of (A) the date the registration statement shall have been declared effective by the SEC or (B) such other date(s) as determined reasonably necessary or appropriate by counsel in connection with the filing of the registration statement or its exhibits and signed by an officer of Parent, and the Company shall use commercially reasonable efforts to deliver to Parent’s Counsel and Company's Counsel one or more customary representation letters, if requested, dated as of (A) the date the registration statement shall have been declared effective by the SEC or (B) such other date(s) as determined reasonably necessary or appropriate by counsel in connection with the filing of the registration statement or its exhibits and signed by an officer of the Company.

Section 6.17           Dividend Record Dates. The Company shall coordinate with Parent to designate the record dates and payment dates for the Company’s quarterly dividends, it being the intention of the parties that holders of Company Common Shares shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their Company Common Shares and Parent Common Shares.

Article VII

CONDITIONS PRECEDENT

Section 7.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger, as applicable, is subject to the satisfaction or waiver, in whole or in part, (to the extent permitted by Applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Shareholder Approvals. Each of the Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained.

(b)           HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c)           Foreign Approvals. All applicable waiting periods (or extensions thereof) or necessary approvals set forth in Section 7.1(c) of the Company Disclosure Letter and Section 7.1(c) of the Parent Disclosure Letter (the “Requisite Regulatory Approvals”) shall have expired, been terminated or received, in each case without the imposition of any Regulatory Material Adverse Effect.

(d)           No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger or, in the case of any Restraint in connection with the matters contemplated by Section 7.1(b) or Section 7.1(c), imposing a Regulatory Material Adverse Effect (it being understood and agreed by the parties that, with respect to any Restraints, only a court of competent jurisdiction or other Governmental Entity in the jurisdictions identified on Section 7.1(d) of the Company Disclosure Letter shall constitute a court of competent jurisdiction or other Governmental Entity for purposes of this Section 7.1(d)).

(e)           Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of the Company and Parent to their respective shareholders, and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

(f)            NYSE Listing. The Parent Common Shares issuable to the shareholders of the Company as contemplated by Article III shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2            Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to satisfaction or waiver in whole or in part (to the extent permitted by Applicable Law) of the following conditions:

(a)           Representations and Warranties. (i) the representations and warranties of the Company contained in Section 4.1(c)(i) and Section 4.1(g)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all respects as of such date), except with respect to Section 4.1(c)(i) for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of the Company contained in Section 4.1(b)(i), Section 4.1(c)(ii), Section 4.1(c)(iii), Section 4.1(m), Section 4.1(n), Section 4.1(t) and Section 4.1(u) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iii) each of the representations and warranties of the Company contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the Transactions set forth therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on the Company.

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Officer’s Certificate. Parent shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

Section 7.3            Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver in whole or in part (to the extent permitted by Applicable Law) of the following conditions:

(a)           Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.2(c)(i) and Section 4.2(g)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all respects as of such date), except with respect to Section 4.2(c)(i) for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.2(b)(i), Section 4.2(c)(ii),

Section 4.2(c)(iii), Section 4.2(m), Section 4.2(n), Section 4.2(t) and Section 4.2(u) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iii) each of the representations and warranties of Parent and Merger Sub contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the Transactions set forth therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on Parent.

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Officer’s Certificate. The Company shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Parent to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1            Termination. This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of Section 8.1(e) or 8.1(f)) whether before or after the Company Shareholder Approval or the Parent Shareholder Approval:

(a)           by mutual written consent of the Company and Parent;

(b)           by either the Company or Parent:

(i)            if the Merger shall not have been consummated by November 29, 2021 (the “Outside Date”); provided, that if the Closing shall not have occurred by the Outside Date but on that date any of the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) (solely as it relates to any Antitrust Laws) shall not be satisfied but all other conditions shall have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date), then either Parent or the Company may elect (by delivery of a written notice to the other party at or prior to 11:59 p.m. New York time, on November 29, 2021) to extend the Outside Date to May 29, 2022; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to perform any of its material obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by such time;

(ii)           if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a Company Shareholders Meeting duly convened therefor (including any adjournment or postponement thereof);

(iii)          if the Parent Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a Parent Shareholders Meeting duly convened therefor (including any adjournment or postponement thereof);

(iv)          if any Restraint having any of the effects set forth in Section 7.1(d) shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or has approved the Merger conditional upon the imposition of a Regulatory Material Adverse Effect and such denial or conditional approval has become final and nonappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(iv) shall have complied with the obligations set forth in Section 6.3(a) to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval or remove such condition, as the case may be;

(c)           by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) if curable, is not cured by the Company within 30 days of written notice thereof;

(d)           by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) if curable, is not cured by Parent or Merger Sub within 30 days of written notice thereof;

(e)           by Parent, at any time prior to the Company Shareholders Meeting (including any adjournment or postponement thereof), if a Parent Triggering Event shall have occurred; and

(f)            by the Company, at any time prior to the Parent Shareholders Meeting (including any adjournment or postponement thereof), if a Company Triggering Event shall have occurred.

Section 8.2            Effect of Termination.

(a)           In the event of termination of this Agreement as provided in Section 8.1, and subject to the provisions of Section 9.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 8.2, the last sentence of Section 6.2, Section 6.5 and Article IX (other than Section 9.9) (collectively, the “Surviving Provisions”) shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any Willful Breach hereof.

(b)           If this Agreement is terminated (i) by Parent pursuant to Section 8.1(e); provided, that if either Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(e), this Agreement shall be deemed terminated pursuant to Section 8.1(e) for purposes of this Section 8.2(b), (ii) by Parent or the Company pursuant to Section 8.1(b)(ii) or by Parent pursuant to Section 8.1(c) and at or prior to the Company Shareholders Meeting, in the case of a termination pursuant to Section 8.1(b)(ii), or at or prior to the time of such breach by the Company referred to in the case of a termination pursuant to Section 8.1(c), there shall have been publicly made directly to the shareholders of the Company generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Company Alternative Transaction (a “Company Qualifying Transaction”), which shall not have been withdrawn on or prior to the Company Shareholders Meeting in the case of a termination pursuant to Section 8.1(b)(ii) or prior to the time of such breach in the case of a termination pursuant to Section 8.1(c) or (iii) by Parent or the Company pursuant to Section 8.1(b)(i) because the Merger has not been consummated at or prior to the Outside Date (as it may be extended) if the Parent Shareholder Approval shall have been obtained prior to the Outside Date (as it may be extended), and at or prior to the time of such termination there shall have been made to the Company, or shall have been made directly to the shareholders of the Company generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Company Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date (as it may be extended)), and, in the case of clauses (b)(ii) and (b)(iii), if within 12 months of termination of this Agreement (A) the Company or its subsidiaries enters into a definitive agreement with any Company Third Party with respect to a Company Qualifying Transaction or (B) any Company Qualifying Transaction is consummated, then, in each case set forth above, the Company shall pay to Parent, not later than (x) in the case of clause (b)(i), within one business day of the date of termination of this Agreement and (y) in the case of clauses (b)(ii) and (b)(iii), one business day after the earlier of the date the agreement referred to in clause (A) is entered into or the Company Qualifying Transaction referred to in clause (B) is consummated, a termination fee of $1,075,000,000 (the “Company Termination Fee”); provided that for the purpose of the definition of the Company Qualifying Transaction, the term the Company Alternative Transaction shall have the meaning assigned to the term in Section 5.3, except that all references to “20%” shall be deemed replaced with “50%.”

(c)           If this Agreement is terminated (i) by the Company pursuant to Section 8.1(f); provided, that if either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(f), this Agreement shall be deemed terminated pursuant to Section 8.1(f) for purposes of this Section 8.2(c), (ii) by Parent or the Company pursuant to Section 8.1(b)(iii) or by the Company pursuant to Section 8.1(d) and at or prior to the Parent Shareholders Meeting, in the case of a termination pursuant to Section 8.1(b)(iii), or at or prior to the time of such breach by Parent referred to in the case of a termination pursuant to Section 8.1(d), there shall have been publicly made directly to the shareholders of Parent generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Parent Alternative Transaction (a “Parent Qualifying Transaction”), which shall not have been withdrawn on or prior to the Parent Shareholders Meeting in the case of a termination pursuant to Section 8.1(b)(iii) or prior to the time of such breach in the case of a termination pursuant to Section 8.1(d) or (iii) by the Company or Parent pursuant to Section 8.1(b)(i) because the Merger has not been consummated at or prior to the Outside Date (as it may be extended) if the Company Shareholder Approval shall have been obtained prior to the Outside Date (as it may be extended), and at or prior to the time of such termination there shall have been made to Parent, or shall have been made directly to the shareholders of Parent generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Parent Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date (as it may be extended)), and, in the case of clauses (c)(ii) and (c)(iii), if within 12 months of termination of this Agreement (A) Parent or its subsidiaries enters into a definitive agreement with any Parent Third Party with respect to a Parent Qualifying Transaction or (B) any Parent Qualifying Transaction is consummated, then, in each case set forth above, Parent shall pay to the Company, not later than (x) in the case of clause (c)(i), within one business day of the date of termination of this Agreement, and (y) in the case of clauses (c)(ii) and (c)(iii), one business day after the earlier of the date the agreement referred to in clause (A) is entered into or the Parent Qualifying Transaction referred to in clause (B) is consummated, a termination fee of $2,380,000,000 (the “Parent Termination Fee” and, together with the Company Termination Fee, the “Termination Fees”); provided that for the purpose of the definition of Parent Qualifying Transaction, the term Parent

Alternative Transaction shall have the meaning assigned to the term in Section 5.3, except that all references to “20%” shall be deemed replaced with “50%”.

(d)           Each Termination Fee payable under Section 8.2(b) and Section 8.2(c) shall be payable in immediately available funds no later than the applicable date set forth in Section 8.2(b) and Section 8.2(c). If a party fails to promptly pay to the other party any fee due under such Section 8.2(b) and Section 8.2(c), the defaulting party shall pay the costs and expenses (including legal fees and expenses, but excluding any amount in respect of such costs and expenses for which the defaulting party (or, if relevant, any member of a VAT group of which it is a member) is entitled to credit as input tax) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

(e)           Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with, a Willful Breach hereof), (i) in the event that any Termination Fee is paid to a party in accordance with this Section 8.2, the payment of such Termination Fee (including, if any, the costs or expenses payable pursuant to Section 8.2(d)) shall be the sole and exclusive remedy of such party, its subsidiaries, shareholders, affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or affiliates for, and (ii) in no event will the party being paid any Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee (including, if any, the costs or expenses payable pursuant to Section 8.2(d)) in accordance with this Section 8.2, no party nor any affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement, the Statutory Merger Agreement or the Transactions; provided that (x) the Confidentiality Agreement and the Surviving Provisions shall survive any termination of this Agreement in accordance with its terms and (y) payment of the Termination Fee shall not shall relieve either party from any liability or obligation under the Surviving Provisions.

(f)

(i)            The parties intend that any payment of any of the Termination Fees, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, each of the Parent and the Company shall, and shall procure that the representative member of any VAT group of which it is a member shall (i) use reasonable best efforts to secure that any Termination Fee payable under this Section 8.2 will not be subject to any VAT and (ii) pay the full amount of any such Termination Fee free and clear of any deduction or adjustment pursuant to the following Section 8.2(f)(ii).

(ii)           If:

(A)          a Taxing Authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment of the Termination Fees constitutes all or part of the consideration for a supply made for VAT purposes in respect of which the recipient of the sum (or the representative member of the VAT group of which the recipient of the sum is a member) is liable to account for VAT, to the extent that such VAT is recoverable by the payor of the sum (or the representative member of the VAT group of which the payor is a member) by way of repayment or credit as input tax, the amount of the sum shall be increased to such amount so that the amount of the sum (including any amount in respect of VAT), less the amount of such repayment or credit in respect of input tax equals the amount of the sum had no such VAT arisen; for the avoidance of doubt if and to the extent that such VAT is irrecoverable by the payor (or the representative member of the VAT group of which the payor is a member) then no additional amount shall to that extent be paid in respect of such VAT and the sum shall, to that extent, be VAT inclusive; and

(B)           a Taxing Authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment of the Termination Fees constitutes all or part of the consideration for a supply made for VAT purposes in respect of which the payor of the sum (or the representative member of the VAT group of which the payor is a party) is liable to account for VAT under the reverse charge mechanism, then to the extent that any VAT chargeable on the supply is not recoverable by such payor (or the representative member of the VAT group of which the payor is a member) by way of repayment or credit as input tax, the amount of the sum shall be reduced to such amount so that the aggregate of the sum (as so reduced) and such irrecoverable reverse charge VAT equals the amount of the sum had no such irrecoverable reverse charge VAT arisen.

Such adjusting payment as may be required between the parties to give effect to this Section 8.2(f)(ii) shall be made five Business Days after the date on which the determination by the Taxing Authority (or court or tribunal, as the case may be) has been communicated to the party required to make the adjusting payment pursuant to this Section 8.2(f)(ii) (together with such evidence of it as it is reasonable in the circumstances to provide and, where Section 8.2(f)(ii)(A) applies, together with the provision of a valid VAT invoice)) or, if later, five Business Days (y) in the case of Section 8.2(f)(ii)(A) after the date on which the VAT is recovered or (z) in the case of Section 8.2(f)(ii)(B) before the date on which the irrecoverable VAT is required to be accounted for (taking into account any applicable extensions of time), provided that in the case of Section 8.2(f)(ii)(B) the party making the adjusting payment has been given written notice of such date not less than fifteen Business Days before.

The party paying the relevant Termination Fee shall (or shall procure that the representative member of the VAT group of which such party is a member shall) use its reasonable best efforts to obtain any available repayment or credit in respect of VAT (as referred to in this Section 8.2(f)(ii)) and for the purposes of this Section 8.2(f)(ii) the extent of such repayment or credit shall be determined by such party, or the relevant representative member of the VAT group, acting reasonably. “VAT” means (i) any tax charged or imposed pursuant to EU Council Directive 2006/112/EC or any national legislation implementing such Directive; and (ii) to the extent not included in (i), any value added tax imposed by the UK Value Added Tax Act 1994 and any related secondary legislation, regardless of whether or not the UK is a member of the European Union or continues to be subject to such Directive.

Section 8.3            Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the Company Shareholder Approval or the Parent Shareholder Approval; provided, however, that (a) after any such approval, there may not be, without further approval of the shareholders of the Company (in the case of the Company Shareholder Approval) and the shareholders of Parent (in the case of the Parent Shareholder Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Company Common Shares hereunder or that by law otherwise expressly requires the further approval of the shareholders of the Company or shareholders of Parent, as the case may be, and (b) except as provided above, no amendment of this Agreement shall be submitted to be approved by the shareholders of the Company or the shareholders of Parent. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

Section 8.4            Extension; Waiver. At any time prior to the Effective Time, a party hereto may, subject to the proviso of Section 8.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company or Parent shall require the approval of the shareholders of the Company or the shareholders of Parent, respectively, unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX

GENERAL PROVISIONS

Section 9.1            Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit Section 8.2(a) or any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time.

Section 9.2            Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or faxed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)            if to the Company, to:

IHS Markit Ltd.

4th Floor, Ropemaker Place

25 Ropemaker Street

London EC2Y 9LY

England

Attention: General Counsel

Email: Sari.Granat@ihsmarkit.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	Louis L. Goldberg, Esq. H. Oliver Smith, Esq.

Email:	louis.goldberg@davispolk.com oliver.smith@davispolk.com

if to Parent or Merger Sub, to:

S&P Global Inc.

55 Water Street

New York, New York 10041

Attention:	General Counsel
Email:	steve.kemps@spglobal.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, NY 10019

Attention:	Trevor Norwitz, Esq. Victor Goldfeld, Esq.

Email:	TSNorwitz@wlrk.com VGoldfeld@wlrk.com

Section 9.3            Definitions. For purposes of this Agreement:

(a)           An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b)           “Company Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by the Company or any of its subsidiaries or which the Company or any of its subsidiaries is obligated to sponsor, maintain or contribute to, but excluding any Multiemployer Plan;

(c)           “Company DSU Award” means an outstanding award of deferred stock units in respect of Company Common Shares granted under a Company Equity Plan that are not subject to vesting granted to a non-employee director of the Company.

(d)           “Company Equity Plans” means the 2014 Equity Incentive Award Plan and the 2004 Long-Term Incentive Plan;

(e)           “Company Option” means an outstanding option to purchase Company Common Shares granted under a Company Equity Plan;

(f)            “Company PSU Award” means an outstanding award of restricted stock units in respect of Company Common Shares granted under a Company Equity Plan whose vesting is conditioned in whole or part on the satisfaction of performance criteria (including, for the avoidance of doubt, any such award that is a “partner unit plan” award);

(g)           “Company RSU Award” means an outstanding award of restricted stock units in respect of Company Common Shares granted under a Company Equity Plan whose vesting is not conditioned in any part on the satisfaction of performance criteria;

(h)           “Company Triggering Event” shall be deemed to have occurred if: (A) the Board of Directors of Parent or any committee thereof shall have made a Parent Recommendation Change; (B) Parent shall have failed to include in the Joint Proxy Statement the recommendation of the Board of Directors of Parent; (C) the Board of Directors of Parent fails to reaffirm unanimously and publicly its recommendation of the Parent Share Issuance within five (5) business days (or, if earlier, prior to the date of the Parent Shareholders Meeting) after the Company requests in writing that such recommendation be reaffirmed publicly; (D) a tender or exchange offer relating to Parent Common Shares shall have been commenced and Parent shall not have sent to its shareholders, within ten (10) business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Parent Shareholders Meeting), a statement disclosing that Parent recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Parent Share Issuance; (E) a Parent Alternative Transaction is publicly announced, and Parent fails to issue a press release that reaffirms unanimously its recommendation of the Parent Share Issuance within five (5) business days (or, if earlier, prior to the Parent Shareholders Meeting) after the Company requests in writing that such recommendation be reaffirmed publicly; or (F) Parent or any director, officer, employee or Representative of Parent or its controlled affiliates shall have breached any of the provisions set forth in Section 5.3 in any material respect;

(i)            “Continuing Employees” means any employee of the Company or its subsidiaries who continues employment with Parent or any of its subsidiaries (including the Company or any of its subsidiaries) after the Effective Time;

(j)            “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412, 430 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (E) under corresponding or similar provisions of foreign laws;

(k)           “COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks;

(l)            “COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19;

(m)          “Dissenting Shares” means Company Common Shares held by a holder who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of Company Common

Shares to require appraisal of their Company Common Shares pursuant to Section 106(6) of the Bermuda Companies Act;

(n)           “EBT Shares” any shares in the Company and/or its subsidiaries held by the Employee Benefit Trust (as defined in the Company Disclosure Letter), and any other shares which are received or held by the Employee Benefit Trust as a result of the Merger;

(o)           “EBT Trustee” the trustee of the Employee Benefit Trust (as defined in the Company Disclosure Letter);

(p)           “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

(q)           “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(r)            “Intellectual Property Rights” shall mean any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions; (b) trademarks, service marks, trade dress, trade names, logos, and other designations of origin; (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services; (d) copyrights and any other equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors; (e) trade secrets and industrial secret rights, and rights in know-how, data, and confidential or proprietary business or technical information, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world;

(s)           “knowledge” of any person that is not a natural person means the knowledge of such person’s Chief Executive Officer, Chief Financial Officer, General Counsel and Chief People Officer;

(t)            “Material Adverse Effect” on the Company or Parent means any fact, circumstance, effect, change, event or development (each, an “Effect”) that has a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, or Parent and its subsidiaries, in each case taken as a whole, respectively, excluding any Effect to the extent that it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (in each case, other than any Effect that affects either the Company and its subsidiaries or Parent and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and its subsidiaries or Parent and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (B) any failure, in and of itself, by the Company or Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect on the Company or Parent, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (C) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including any litigation resulting or arising therefrom or with respect thereto and including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, Governmental Entities and other persons (except that this clause (C) shall not apply with respect to the representations or warranties in Section 4.1(b)(ii) and (iii) and, to the extent related thereto, Section 7.2(a), in the case of the Company, and Section 4.2(b)(ii) and (iii) and, to the extent related thereto, Section 7.3(a), in the case of Parent), (D) any change, in and of itself, in the market price or trading volume of the Company’s or Parent’s, respectively, securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on the Company or Parent, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (E) any change in Applicable Law, regulation or GAAP, as applicable (or authoritative interpretation thereof) (in each case, other than any Effect that affects either the Company and its subsidiaries or Parent and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and its subsidiaries or Parent and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (in each case, other than any Effect that affects either the Company and its subsidiaries or Parent and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and its subsidiaries or Parent and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (G) any hurricane, tornado, flood, earthquake or other natural disaster or pandemic (including COVID-19 and any COVID-19 Measures) (in each case, other than any Effect that affects either the Company and its subsidiaries or Parent and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and its subsidiaries or Parent and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), or (H) any action expressly required by Section 6.3 of this Agreement;

(u)           “Multiemployer Plan” means any plan that is a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA;

(v)           “Multiple Employer Plan” means any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA;

(w)          “Open Source Software” means any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation), (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), or (c) under a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license;

(x)            “Parent Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, share purchase, share or share-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by Parent or any of its subsidiaries or which Parent or any of its subsidiaries is obligated to sponsor, maintain or contribute to, but excluding any Multiemployer Plan;

(y)           “Parent Common Share” means a share of common stock, par value $1.00, of Parent;

(z)            “Parent DSU Award” means an outstanding award of deferred stock units in respect of Parent Common Shares granted under a Parent Equity Plan to a non-employee director of Parent;

(aa)          “Parent Equity Awards” means Parent Options, Parent RSU Awards, Parent DSU Awards, Parent PSU Awards and awards of Parent Restricted Shares;

(bb)         “Parent Equity Plans” means the 2019 Employee Stock Incentive Plan, the Director Deferred Stock Ownership Plan and the 2002 Employee Stock Incentive Plan;

(cc)          “Parent Option” means an outstanding option to purchase Parent Common Shares granted under a Parent Equity Plan;

(dd)         “Parent PSU Award” means an outstanding award of restricted stock units in respect of Parent Common Shares granted under a Parent Equity Plan whose vesting is conditioned in whole or part on the satisfaction of performance criteria;

(ee)          “Parent RSU Award” means an outstanding award of restricted stock units in respect of Parent Common Shares granted under a Parent Equity Plan whose vesting is not conditioned in any part on the satisfaction of performance criteria;

(ff)           “Parent Restricted Share” means an issued and outstanding Parent Common Share granted under a Parent Equity Plan that is subject to vesting or other restrictions;

(gg)         “Parent Shareholder Approval” means the approval of the Parent Share Issuance by holders of Parent Common Shares representing a majority of the votes cast at the Parent Shareholder Meeting;

(hh)         “Parent Triggering Event” shall be deemed to have occurred if: (A) the Board of Directors of the Company or any committee thereof shall have made a Company Recommendation Change; (B) the Company shall have failed to include in the Joint Proxy Statement the recommendation of the Board of Directors of the Company; (C) the Board of Directors of the Company fails to reaffirm unanimously and publicly its recommendation of this Agreement, the Statutory Merger Agreement and the Merger, within five (5) business days (or, if earlier, prior to the date of the Company Shareholders Meeting) after Parent requests in writing that such recommendation be reaffirmed publicly; (D) a tender or exchange offer relating to Company Common Shares shall have been commenced and the Company shall not have sent to its shareholders, within ten (10) business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Company Shareholders Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement, the Statutory Merger Agreement and the Merger; (E) a Company Alternative Transaction is publicly announced, and the Company fails to issue a press release that reaffirms unanimously its recommendation of this Agreement, the Statutory Merger Agreement and the Merger, within five (5) business days (or, if earlier, prior to the Company Shareholders Meeting) after Parent requests in writing that such recommendation be reaffirmed publicly; or (F) the Company or any director, officer, employee or Representative of the Company or its controlled affiliates shall have breached any of the provisions set forth in Section 5.2 in any material respect;

(ii)           “person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(jj)           “Personal Data” means any information relating to an identified or identifiable natural person, where an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that person;

(kk)         “Privacy Legal Requirement” means all laws that pertain to the collection, receipt, storage, compilation, transfer, disposal, security (both technical and physical), disclosure, privacy, processing, protection, sharing, breach or other use of Personal Data;

(ll)           “Software” means any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates, menus, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing;

(mm)       “Statutory Merger Agreement” means the Statutory Merger Agreement to be entered into pursuant to Section 1.3 substantially in the form attached hereto as Exhibit A with such changes as the parties may agree.

(nn)        a “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, greater than 50% of the equity interests of which) is owned directly or indirectly by such first person; and

(oo)        “Willful Breach” means a material breach or failure to perform that is the consequence of an act or omission of a party, with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 9.4            Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Whenever a consent or approval of the Company or Parent is required under this Agreement, such consent or approval may be executed and delivered only by an executive officer of such party.

Section 9.5            Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

Section 9.6            Entire Agreement; No Third-Party Beneficiaries; No Additional Representations.

(a)           This Agreement (including the documents, exhibits, schedules and instruments referred to herein), taken together with the Confidentiality Agreement, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Merger and the other transactions contemplated by this Agreement and (ii) except for the provisions of Section 6.4, is not intended to confer upon any person other than the parties any rights or remedies.

(b)           The parties acknowledge and agree that none of the Company, Parent or any other person has (i) made any representation or warranty, expressed or implied, as to the respective businesses of the Company and Parent, or the accuracy or completeness of any information regarding such businesses furnished or made available to the parties and (ii) relied on any representation or warranty of the Company, Parent or any other person, as applicable, in each case except as expressly set forth in this Agreement.

Section 9.7            GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 9.8            Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.9            Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this

Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.10 below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.10           Jurisdiction. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 9.2 shall be effective service of process for any such action.

Section 9.11           Headings, etc. The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.12           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.12 with respect thereto. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

S&P GLOBAL INC.

By:	/s/ Douglas L. Peterson
	Name:	Douglas L. Peterson
	Title:	President & CEO

SAPPHIRE SUBSIDIARY, LTD.

By:	/s/ Douglas L. Peterson
	Name:	Douglas L. Peterson
	Title:	President & CEO

IHS MARKIT LTD.

By:	/s/ Jonathan Gear
	Name:	Jonathan Gear
	Title:	Executive Vice President and Chief Financial Officer

 [Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Statutory Merger Agreement

Exhibit B

Form of Bye-laws of the Surviving Company